As filed with the Securities and Exchange Commission on July 19, 2004
                        Registration No. 333-_______

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                               FORM SB-2

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         OXFORD TECHNOLOGIES, INC.
---------------------------------------------------------------------------
              (Name of small business issuer in its charter)

         Delaware                    3590                04-3615974
--------------------------- ----------------------- -----------------------
(State or jurisdiction of    (Primarily Standard    (I.R.S Employer I.D. No.)
    incorporation or       Industrial Classification
    organization)                 Code Number)

                           80 Wall Street, Suite 818
                              New York, NY 10005
                                (212) 809-1200
---------------------------------------------------------------------------
          (Address and telephone number of principal executive offices)

                          Technology Park, Newbridge
                          South Wales, United Kingdom
---------------------------------------------------------------------------
    (Address of principal place of business or intended principal place of business)

                              William G. Hu, Esq.
                           435 East 70th Street, #7C
                            New York, New York 10021
                               (212) 734-2789
---------------------------------------------------------------------------
            (Name, address and telephone number of agent for service)

                                  Copies to:
                             William G. Hu, Esq.
                          435 East 70th Street, #7C
                           New York, New York 10021
            (212) 734-2789 (telephone), (212) 809-1289 (facsimile)

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering.   [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434,
check the following box.   [ ]


                    CALCULATION OF REGISTRATION FEE

                                          Proposed       Proposed
Title of Each                              Maximum        Maximum       Amount of
Class of Securities  Dollar Amount to  Offering Price    Aggregate     Registration
To be Registered      be Registered      Per Share     Offering Price     Fee
-------------------  ----------------  -------------- --------------- -------------
Common Stock         5,213,000 shares      $1.00         $ 5,213,000   $ 660.49


(1) This registration statement registers the resale of up to 5,213,000 shares of common stock offered by our selling stockholders. In addition to the number of shares set forth above, the amount to be registered includes any shares of our common stock issued as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

(2) The Proposed Maximum Offering Price Per Share and the Proposed Maximum Aggregate Offering Price in the table above are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933. Since there is no current trading market for the common stock, the Proposed Maximum Offering Price is based upon the initial offering price of the shares.

We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



               Subject to Completion Dated July 19, 2004


                        OXFORD TECHNOLOGIES, INC.

                              Prospectus
                    5,213,000 SHARES OF COMMON STOCK

This prospectus covers the resale of up to 5,213,000 shares of our common stock owned by our selling security holders who will offer their shares initially at $1.00 per share and thereafter, if our common stock is quoted on the Over-the-Counter Bulletin Board, at then prevailing market prices or privately negotiated prices. We will not receive any of the proceeds from the sale of the 5,213,000 shares.

There are no underwriting commissions involved in this offering. We have agreed to pay all expenses of registering the shares for the selling stockholders.

No public market currently exists for our common stock. There is no guarantee that our securities will ever trade on the OTC Bulletin Board or other exchange.

Investing in our common stock involves substantial risks. See "Risk Factors" beginning on page 7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is July 19, 2004.






                             TABLE OF CONTENTS



Prospectus Summary..................................................     5
Risk Factors........................................................     7
Use of Proceeds.....................................................    12
Determination of Offering Price.....................................    12
Dilution............................................................    12
Selling Security Holders............................................    12
Plan of Distribution................................................    21
Legal Proceedings...................................................    23
Directors, Executive Officers, Promoters and Control Persons........    23
Security Ownership of Certain Beneficial Owners and Management......    24
Description of Securities...........................................    25
Interest of Named Experts and Counsel...............................    26
Disclosure of Commission Position of Indemnification
 for Securities Act Liabilities.....................................    26
Organization Within Last Five Years.................................    26
Description of Business.............................................    28
Management's Discussion and Analysis or Plan of Operation...........    32
Description of Property.............................................    39
Certain Relationships and Related Transactions......................    40
Market for Common Equity and Related Stockholder Matters............    40
Executive Compensation..............................................    41
Changes In and Disagreements With Accountants on Accounting
 and Financial Disclosure...........................................    42
Additional Information..............................................    43
Index to Financial Statements.......................................    44





                         ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus as we have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares. The selling security holders are offering to sell shares of our common stock only in jurisdictions where offers and sales are permitted.

                               SUMMARY

This summary highlights material information regarding our company and the offering contained in this prospectus. You should read the entire prospectus carefully, including the financial information and related notes, before making an investment decision. Reference in this prospectus to "Oxford Technologies", "we", "us", and "our" all refer collectively to Oxford Technologies, Inc. and its subsidiary unless the context indicates otherwise or as otherwise noted.

Business

Oxford Technologies, Inc. conducts its business through its wholly owned subsidiary, Axiom Manufacturing Services Ltd ("Axiom"), which provides electronics manufacturing services to original equipment manufacturers, primarily in the United Kingdom, in the telecommunications equipment, computers and related products for business enterprises, video/audio/ entertainment products, industrial control equipment, testing and instrumentation products, medical devices markets and domestic appliances. Oxford Technologies offers its customers a full range of services, from initial design through production, test, distribution and after-market support. In many cases, Oxford Technologies builds and services products that carry the brand names of its customers.

Substantially all of our manufacturing services are provided on a turnkey basis, whereby we purchase customer-specified components, assemble the components on printed circuit boards, perform post-production testing and provide our customers with production process and testing documentation. We also provide manufacturing services on a consignment basis, whereby we utilize components supplied by our customers to provide assembly and post-production testing services.

We have no website. Our subsidiary Axiom Manufacturing Services Ltd. has a website, whose address is www.axiom-ms.com.

We were organized as a Delaware corporation on March 8, 2002. Our principal executive office is located at 80 Wall Street, Suite 818, New York, NY 10005, and our telephone number is (212) 809-1200.

Plan of Distribution

The shares covered by this prospectus will be offered by the selling security holders initially at $1.00 per share and thereafter, if our common stock is quoted on the OTC Bulletin Board, from time to time in open market transactions at then prevailing market prices or privately negotiated prices. We will not receive any of the proceeds from these sales.

The Offering

We are authorized to issue 80,000,000 shares of $0.001 par value common stock. As of the date of this prospectus, there are 18,564,002 shares of our common stock issued and outstanding.

Up to 5,213,000 shares of our common stock may be offered by the selling security holders. The selling security holders may sell all or any portion of the shares in this offering in one or more transactions through a variety of methods. The selling security holders will sell their shares at $1.00 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Estimated Use of Proceeds

We will not receive any of the proceeds from the sale of those shares being offered by the selling security holders, although we agreed to pay all offering expenses, which are approximately $57,860.49.

Summary Financial Data

The following summary financial data is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. Financial data as of December 31, 2003 and for the two years ended December 31, 2003 and 2002 have been derived from our financial statements which were audited by
Demetrius & Co., LLC.   The selected financial data as of March 31, 2004, and
for the three month periods ended March 31, 2004 and 2003 have been derived from our unaudited financial statements which, in the opinion of our management, reflect all adjustments, which are of a normal recurring nature, necessary to present such information fairly.

Statement of Operations Data:

                           Fiscal years ended      Three months ended
                              December 31,             March 31,
                               (audited)              (Unaudited)
                     --------------------------- --------------------------
                          2003          2002          2004         2003
                     -------------- ------------ -------------  -----------

Revenues             $ 20,421,000   $ 13,095,000  $ 7,738,000   $ 2,909,000
Cost of Sales        $ 20,950,000   $ 15,655,000  $ 6,770,000   $ 3,792,000
Net income (loss)    $ (1852,000)   $(5,170,000)  $   119,000   $ (853,000)

Basic and diluted
loss per share       $     (0.10)   $     (0.40)  $      0.01   $    (0.05)

Basic and diluted
weighted average
number of shares
of common stock
outstanding           17,988,660      12,804,698   18,564,002    16,230,669


Balance Sheet Data:

                         December 31, 2003     March 31, 2004
                            (Audited)           (Unaudited)
                        ------------------    ----------------

Total assets            $   27,221,000        $  27,787,000
Total liabilities       $   13,536,000        $  13,553,000
Stockholders' equity    $   13,685,000        $  14,234,000




                              RISK FACTORS

The shares of common stock offered by this prospectus involve a high degree of risk. You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before you purchase these shares. The risks and uncertainties described below are those that we have identified as material. If any of the events contemplated by the following discussion of risks should occur, our business, financial condition and results of operations may suffer. As a result, the trading price of our common stock could decline and you could lose part or all of your investment in our common stock.

                       Risks Related to Our Business

WE HAVE EXPERIENCED LOSSES IN THE PAST, AND WE MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY.

We incurred a net loss of $1.85 million and $5.17 million for our fiscal year ended December 31, 2003 and 2002, respectively, and as of such dates our accumulated deficit were $21.0 million and $19.2 million, respectively. For the three month period ended March 31, 2004, we recorded net income of $119,000 and our accumulated deficit was $20.9 million as of such date. Our cost of sales level is high and our revenues are difficult to predict. We anticipate incurring additional losses until our customer base and our revenues are significantly increased. We are not able to estimate when, if ever, our revenues will increase to cover our cost of sales and operating expenses. We cannot assure you that our revenue will grow in the future or that additional capital will be made available to us. If revenues grow slower than we anticipate, or if our cost of sales and operating expenses exceed our expectations or cannot be reduced accordingly, or if we cannot obtain additional capital, our business, operating results and financial condition will be materially and adversely affected, which could cause you to loss all or part of your investment in our common stock.

WE DEPEND ON A FEW LARGE CUSTOMERS, AND THE LOSS OF ANY OF THOSE CUSTOMERS, OR THEIR INABILITY TO PAY, COULD MATERIALLY REDUCE OUR REVENUES, LIQUIDITY AND CASH FLOWS.

A significant portion of our revenues has been coming from five (5) largest customers. For the year ended December 31, 2003, our sales to those large customers who accounted for 10% or more each of our net sales aggregated approximately 76.7% of our net sales. The loss of any of those customers or their inability to pay in a timely fashion could materially reduce our revenues, liquidity and cash flows.

WE NEED ADDITIONAL CAPITAL TO IMPLEMENT OUR CURRENT BUSINESS STRATEGY, WHICH MAY NOT BE AVAILABLE TO US, AND IF WE RAISE ADDITIONAL CAPITAL, IT MAY DILUTE YOUR OWNERSHIP IN US.

We currently depend on invoice discounting, bank loans and finance lease agreements to meet our short-term cash requirements. In order to grow revenues and reach profitability, we will require additional capital. As of the date of this prospectus, we do not have any arrangements for financing. Obtaining additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financing unattractive to us. We cannot assure you that we will be able to obtain any additional financing. If we are unable to obtain the financing needed to achieve our business strategy, our ability to increase revenues will be materially impaired and we may never reach profitability. Additionally, any additional capital raised through the sale of equity or convertible debt securities may dilute your ownership percentage in us.

WE HAVE NO LONG-TERM MANUFACTURING CONTRACTS FROM OUR CUSTOMERS, AND REDUCTIONS, CANCELLATIONS OR DELAYS IN CUSTOMER ORDERS WOULD ADVERSELY AFFECT OUR OPERATING RESULTS.

As is typical in the electronics manufacturing service industry, we do not usually obtain long-term manufacturing orders or commitments from our customers. In addition, customers may cancel their orders, change production quantities or delay production for a number of reasons beyond our control. Significant or numerous cancellations, reductions or delays in orders by our customers would reduce our revenues. Because many of our costs are fixed, a reduction in sales could have a disproportionate adverse effect on our operating results.

OUR QUARTERLY OPERATING RESULTS, REVENUES AND EXPENSES MAY FLUCTUATE SIGNIFICANTLY WHICH COULD HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR COMMON STOCK.

Our operating results, revenues and expenses may fluctuate significantly from quarter to quarter due to a variety of factors including:

   o  the timing, size and execution of orders and shipments,

   o  lengthy and unpredictable sales cycles,

   o  changes in our operating expenses,

   o  changes in exchange rates, and

   o  fluctuations in general economic conditions.

We believe that period-to-period comparisons of our results of operations are not a good indication of future performance. It is possible that our operating results will be below your expectations. In that event, the trading price of our common stock may fall.

WE POTENTIALLY BEAR THE RISK OF PRICE INCREASES ASSOCIATED WITH SHORTAGES IN THE AVAILABILITY OF ELECTRONICS COMPONENTS.

At various times, there have been shortages of components in the electronics industry, leading to increased component prices. After receiving manufacturing orders, we purchase electronics components used in the manufacturing of our customers' products. As a result, we potentially bear the risk of price increases for these components if we are unable to purchase components at the pricing level anticipated to support the margins assumed in our agreements with our customers.

WE OPERATE IN A COMPETITIVE BUSINESS ENVIRONMENT AND IF WE CANNOT COMPETE EFFECTIVELY, WE MAY NEVER BECOME PROFITABLE.

The market for our products and services is intensely competitive and subject to technological change. Competitors vary in size and in the scope and breadth of the products and services they offer. We compete in the United Kingdom with large and small companies, such as AB Electronics Assemblies, ACW Technologies Ltd., and CTS Corporation, to provide electronics manufacturing services to original electronics manufacturers. Some of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, engineering, technical, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer demands or to devote greater resources to the development, promotion and sale of their products or services than we can. If we cannot compete effectively, we may never become profitable.

IF WE FAIL TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY, WE COULD LOSE EXISTING CUSTOMERS AND BE UNABLE TO ATTRACT NEW BUSINESS.

Electronics manufacturing service market in which we operate is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. We expect new products and services to continue to be developed and introduced by others, which will compete with, and reduce the demand for, our products and services. Our future success will depend, in part, on our ability to enhance the performance features and reliability of our current products and introduce new products and services that keep pace with technological developments and emerging industry standards and to address the increasingly sophisticated needs of our customers. If we fail to keep pace with rapid technological changes in our industry, we could lose existing customers and be unable to attract new business.

OUR SUCCESS DEPENDS ON THE CONTINUING TREND OF ORIGINAL ELECTRONICS MANUFACTURERS TO OUTSOURCE. UNCERTAINTIES AND ADVERSE TRENDS AFFECTING THE ELECTRONICS INDUSTRY OR ANY OF OUR MAJOR CUSTOMERS MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

Our revenue growth is dependent on the continuing trend of original electronics manufacturers to outsource. To the extent that there are no new outsourcing opportunities, our future growth would be unfavorably impacted. In addition, our business depends on the electronics industry, which is subject to rapid technological change, short product life cycles and pricing and margin pressure. When these factors adversely affect our customers, we may suffer similar effects.

FLUCTUATIONS IN THE EXCHANGE RATE BETWEEN THE BRITISH POUND STERLING AND THE UNITED STATES DOLLAR MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

The functional currency of our operations in the United Kingdom is British Pound Sterling. Results of our operations are translated at average exchange rates into United States dollars for purposes of reporting results. As a result, fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. Fluctuations may also adversely affect the comparability of period-to-period results. Although we may use hedging techniques in the future (which we currently do not use), we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock price.

             Risks Related to Investment in Our Securities

OUR PRINCIPAL SHAREHOLDER CONTROLS A SUBSTANTIAL PORTION OF OUR COMMON STOCK; INVESTORS WILL HAVE LITTLE CONTROL OVER OUR MANAGEMENT OR OTHER MATTERS REQUIRING SHAREHOLDER APPROVAL.

As of July 19, 2004, Great Admirer Ltd., our principal shareholder, owns approximately 94.4% of our outstanding common stock, giving it the ability to control all matters submitted to our stockholders for approval and to control our management and affairs, including the election of our directors; the acquisition or disposition of our assets, the future issuance of our shares and approval of other significant corporate transactions. It may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

THERE IS NO AND THERE MAY NEVER BE A PUBLIC MARKET FOR OUR COMMON STOCK SHARES, WHICH MAY MAKE IT DIFFICULT FOR SHAREHOLDERS TO SELL THEIR SHARES.

There is no public trading market for our common stock, and we cannot assure you that one will develop or, if developed, will be sustained after this offering. Although we have engaged a registered broker-dealer to apply to the NASD for having our common stock quoted on the Over-The-Counter Bulletin Board, there can be no assurance that a regular trading market will develop, or, if developed, that it will be maintained. If a market for our shares never develops, it would be very difficult for investors to sell their shares at any price. In that event investors may lose their entire investment.

OUR COMMON STOCK MAY BE DEEMED TO BE A PENNY STOCK. AS A RESULT, TRADING OF OUR SHARES MAY BE SUBJECT TO SPECIAL REQUIREMENTS THAT COULD IMPEDE OUR SHAREHOLDERS' ABILITY TO RESELL THEIR SHARES.

If a market ever develops for our common stock, our common stock will be deemed to be penny stock as that term is defined in Rule 3a51-1 of the Securities Exchange Act of 1934. Penny stocks generally are equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system.

Section 15(g) of the Exchange Act and Rule 15g-2 of the Exchange Act require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 of the Exchange Act requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to:

    o obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;

    o reasonably determine, based on that information, that transaction in penny stocks are suitable for the investor and that the investor has significant knowledge and experience to be reasonably capable of evaluating the risks of penny stock transactions;

    o provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and

    o receive a signed and dated copy of such statement from such investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objects.

Compliance with these requirements may make it more difficult for investors in our common stock to resell the shares to third parties or to otherwise dispose of them.


                      FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements that involve risks and uncertainties. We use words such as "anticipate," "believe", "expect", "future", "intend", "plan", and similar expressions to identify forward-looking statements. These statements are only predictions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described on the preceding pages and elsewhere in this prospectus.


                            USE OF PROCEEDS

The selling security holders are selling shares of common stock covered by this prospectus for their own accounts. We will not receive any proceeds from the sale of the securities being registered pursuant to this prospectus.


                     DETERMINATION OF OFFERING PRICE

The selling security holders will sell their shares at a price of $1.00 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.  There is no
established public market for our shares.   As a result, the offering price
and other terms and conditions relative to our shares have been arbitrarily determined by us and do not bear any relationship to assets, earnings, book value, or any other objective criteria of value. No investment banker, appraiser, or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares.


                               DILUTION

The shares offered for sale by the selling security holders are already outstanding and, therefore, do not contribute to dilution.


                          SELLING SECURITY HOLDERS

The following table sets forth information concerning the selling security holders including:

    o   the number of shares owned by each shareholder prior to this offering;

    o   the total number of shares that are to be offered for each shareholder;
and

    o the total number of shares and the percentage of stock that will be owned by each shareholder upon completion of the offering.

All costs, expenses and fees in connection with the registration of the selling stockholders' shares will be borne by us. All brokerage commissions, if any attributable to the sale of shares by selling stockholders will be borne by such holders.

The offered shares of common stock may be offered from time to time by each of the selling security holders named below. However, the selling security holders are under no obligation to sell all or any portion of the shares of common stock offered, neither are the selling security holders obligated to sell such shares of common stock immediately under this prospectus, and therefore, no accurate forecast can be made as to the number of securities that will be held by the shareholders upon completion of this offering. We believe that the selling security holders listed in the table have sole voting and investment powers with respect to the securities indicated. None of the selling security holders are broker-dealers or affiliates of broker-dealers.

None of the selling security holders has held any position or office with us, except as specified in the following table. Other than the relationships described below, none of the selling security holders had or have any material relationship with us.

                                      Shares Owned Prior  Shares Owned After
                          No. of       to the Offering      the Offering
Selling                No. of Shares -------------------  -------------------
Stockholders               Offered    Number  Percentage  Number  Percentage
---------------------- ------------- -------------------  -------------------
Waywood Investment Ltd.  750,000      750,000   4.04%         -        -
Great Admirer Limited  4,250,000   17,601,002  94.81%  13,351,002  71.92%
Fouzi Abousnnouga            600          600       -         -        -
Shaun Ashmead                600          600       -         -        -
David Baker                  600          600       -         -        -
Nicholas Baker               600          600       -         -        -
Emma Baker                   600          600       -         -        -
Sarah Barrett                600          600       -         -        -
Debra Bartlett               600          600       -         -        -
Gareth Beckett               600          600       -         -        -
Christine Boyland            600          600       -         -        -
Christopher Bridgman         600          600       -         -        -
Robert Brimfield             600          600       -         -        -
Gary Britton                 600          600       -         -        -
Ian Brown                    600          600       -         -        -
Kathleen Burge               600          600       -         -        -
Mark Burge                   600          600       -         -        -
Donna Burton                 600          600       -         -        -
Jeff Byrne                   600          600       -         -        -
Denise Cake                  600          600       -         -        -
John Chivers                 600          600       -         -        -
Sharon Cole                  600          600       -         -        -
Jeffrey Coleman              600          600       -         -        -
Nicola Cook                  600          600       -         -        -
Paul Cooper                  600          600       -         -        -
Jack Cotter                  600          600       -         -        -
Elaine Cox                   600          600       -         -        -
Lisa Cullum                  600          600       -         -        -
Edward Cushen                600          600       -         -        -
Robert Daniel                600          600       -         -        -
David Daniels                600          600       -         -        -
Andrea Patricia Davies       600          600       -         -        -
Jonathan Mark Davies         600          600       -         -        -
Lisa Davies                  600          600       -         -        -
Lee Baines Davies            600          600       -         -        -
Paul Davies                  600          600       -         -        -
Andrew Davies                600          600       -         -        -
Lorna Davies                 600          600       -         -        -
Paula Davies                 600          600       -         -        -
Mark Denholme                600          600       -         -        -
William Dobbs                600          600       -         -        -
Wendy Dolloway               600          600       -         -        -
Craig Drew                   600          600       -         -        -
Tina Dunstan                 600          600       -         -        -
Timothy Edwards              600          600       -         -        -
Suzanne Edwards              600          600       -         -        -
Viviane Elliott              600          600       -         -        -
Dawn Evans                   600          600       -         -        -
Michelle Evans               600          600       -         -        -
Simon Ford                   600          600       -         -        -
Mandy Gabb                   600          600       -         -        -
Denise Garner                600          600       -         -        -
John Gibbon                  600          600       -         -        -
Christine Gunter             600          600       -         -        -
Helen Haines                 600          600       -         -        -
Derwyn Hanney                600          600       -         -        -
Lynne Harrhy                 600          600       -         -        -
Lisa Harris                  600          600       -         -        -
Leeanne Harwood              600          600       -         -        -
Lesley Hawkins               600          600       -         -        -
Anthony Hayes                600          600       -         -        -
Barrie Hill                  600          600       -         -        -
Diane Hodge                  600          600       -         -        -
Wayne Hooper                 600          600       -         -        -
Amenda Hopkins               600          600       -         -        -
Owain Carter Horne           600          600       -         -        -
Robin Hough                  600          600       -         -        -
Grant Howe                   600          600       -         -        -
Clair Howells                600          600       -         -        -
Jayne Howells                600          600       -         -        -
Tania Jay                    600          600       -         -        -
John Jenkins                 600          600       -         -        -
Robert Jones                 600          600       -         -        -
Lawrence Jones               600          600       -         -        -
Gerwyn Jones                 600          600       -         -        -
Helen Jones                  600          600       -         -        -
Philip Jones                 600          600       -         -        -
Darryl Jones                 600          600       -         -        -
Irene Jones                  600          600       -         -        -
Philip Jones                 600          600       -         -        -
Meryl Kay                    600          600       -         -        -
Dawn Leadbeater              600          600       -         -        -
Andrew Lewis                 600          600       -         -        -
Jacalyn Lewis                600          600       -         -        -
James Zhen Liu               600          600       -         -        -
Tracey Llewellyn             600          600       -         -        -
Sara Lloyd                   600          600       -         -        -
David Lloyd                  600          600       -         -        -
Steve Mann                   600          600       -         -        -
Deborah Manning              600          600       -         -        -
Lorna Matthews               600          600       -         -        -
Elvira McDonald              600          600       -         -        -
William Minney               600          600       -         -        -
Andrew Morgan                600          600       -         -        -
Keith Morris                 600          600       -         -        -
Saad Naimi                   600          600       -         -        -
Stephen Northeast            600          600       -         -        -
Christopher Nye              600          600       -         -        -
Michael O'Shea               600          600       -         -        -
Mary Oliver                  600          600       -         -        -
Daryl Palmer                 600          600       -         -        -
Stephen Parkin               600          600       -         -        -
Richard Penny                600          600       -         -        -
Linda Phelps                 600          600       -         -        -
David Porter                 600          600       -         -        -
Jeffrey Powell               600          600       -         -        -
Jason Powell                 600          600       -         -        -
Leanne Powell                600          600       -         -        -
Leanne Price                 600          600       -         -        -
Jayne Pritchard              600          600       -         -        -
Paul Pursey                  600          600       -         -        -
Lisa Reed                    600          600       -         -        -
Andrew Rees                  600          600       -         -        -
Andrew Reid                  600          600       -         -        -
Lesley Rose                  600          600       -         -        -
Helen Scott                  600          600       -         -        -
David Shellard               600          600       -         -        -
David Slaughter              600          600       -         -        -
Helen Smith                  600          600       -         -        -
Marcus Smith                 600          600       -         -        -
Dean Smith                   600          600       -         -        -
Susan Tarling                600          600       -         -        -
Dean Taylor                  600          600       -         -        -
Robert Taylor                600          600       -         -        -
Anne Thomas                  600          600       -         -        -
Meirion Thomas               600          600       -         -        -
Joanne Todd                  600          600       -         -        -
Steven Trollope              600          600       -         -        -
John Tudball                 600          600       -         -        -
Alyson Turner                600          600       -         -        -
Lee Tyler                    600          600       -         -        -
Neal Tyler                   600          600       -         -        -
Stephen Urch                 600          600       -         -        -
Linda Wallis                 600          600       -         -        -
Julie Walters                600          600       -         -        -
Karen Ware                   600          600       -         -        -
Yvonne Watkins               600          600       -         -        -
Claire Watkins               600          600       -         -        -
Deborah Watkins              600          600       -         -        -
Kerry weston                 600          600       -         -        -
Natalie White                600          600       -         -        -
Lyndsey Willcox              600          600       -         -        -
Richard Williams             600          600       -         -        -
Janet Williams               600          600       -         -        -
Mark Williams                600          600       -         -        -
Clare Williams               600          600       -         -        -
Julie Williams               600          600       -         -        -
Ann Williams                 600          600       -         -        -
Julie Williams               600          600       -         -        -
Michael Williams             600          600       -         -        -
Shaun Williams               600          600       -         -        -
Brian Williams               600          600       -         -        -
Brian Williams               600          600       -         -        -
Rosemary Wood                600          600       -         -        -
Leila Wyburn                 600          600       -         -        -
Mei Mei Komariah             600          600       -         -        -
Pertiwi Handayani            600          600       -         -        -
Muhammad Hidayat A           600          600       -         -        -
Muhammad Baron               600          600       -         -        -
Esti Harmiatri K W           600          600       -         -        -
Syamsudin ST Makmur          600          600       -         -        -
Made Darma Yasa              600          600       -         -        -
Noor Cahyono                 600          600       -         -        -
Anwar Sanusi                 600          600       -         -        -
Amir Aswad Sadikin           600          600       -         -        -
Muh Hermawan Subekti         600          600       -         -        -
Rubiadi                      600          600       -         -        -
Yenny Agoestine Hernani      600          600       -         -        -
Sri Herawaty H               600          600       -         -        -
Arini Sustyawati Dewi        600          600       -         -        -
I Made Suaba                 600          600       -         -        -
Fenny Sjahbaniarti           600          600       -         -        -
Oke Puspadianingsih          600          600       -         -        -
M Natsir                     600          600       -         -        -
S M Hari Kustoro             600          600       -         -        -
Rijanto Utomo                600          600       -         -        -
Fauzy Nadjar Mustafa         600          600       -         -        -
Batas Siburian               600          600       -         -        -
Bambang Djatmiko             600          600       -         -        -
Grace Alexander L            600          600       -         -        -
Hartono Siswoyo              600          600       -         -        -
Prapseno D                   600          600       -         -        -
Priyono Pujo W               600          600       -         -        -
Darsan Siagim                600          600       -         -        -
Abykibri Z                   600          600       -         -        -
Yoesrizal Diguchy            600          600       -         -        -
M Aminuddin AB               600          600       -         -        -
Isman Darmansyah             600          600       -         -        -
Melu Saidar Harahap          600          600       -         -        -
Bambang Junaidi              600          600       -         -        -
Suhardi                      600          600       -         -        -
Hadi Sutrisno                600          600       -         -        -
Yiyis Rusoni                 600          600       -         -        -
Suradi                       600          600       -         -        -
Zulkifli Manan               600          600       -         -        -
Rahmad Wibowo                600          600       -         -        -
T O Hutabarat                600          600       -         -        -
Jufran Helmi                 600          600       -         -        -
Indriyono E Santoso          600          600       -         -        -
Dean Rusdi                   600          600       -         -        -
Gunardi Yusuf                600          600       -         -        -
Amat Samsohan                600          600       -         -        -
Farizal                      600          600       -         -        -
Aladin                       600          600       -         -        -
Suyati K                     600          600       -         -        -
Hidayat AS                   600          600       -         -        -
Kasijono Bin Djoyosumarto    600          600       -         -        -
Siran Bin Saher              600          600       -         -        -
Masroni Bin Muad             600          600       -         -        -
Amrin N                      600          600       -         -        -
Rubendi                      600          600       -         -        -
Dastur Zen                   600          600       -         -        -
Sunaryono                    600          600       -         -        -
Abdul Malik                  600          600       -         -        -
Subandi                      600          600       -         -        -
H. Abdurrokhim               600          600       -         -        -
Ilhamdani                    600          600       -         -        -
Bakri Satamso                600          600       -         -        -
Amir Choli                   600          600       -         -        -
Djoko Widodo                 600          600       -         -        -
Ating Johan                  600          600       -         -        -
Iskandar Tim                 600          600       -         -        -
Guntur                       600          600       -         -        -
Abi Kusno                    600          600       -         -        -
Lidrin                       600          600       -         -        -
Sudiono                      600          600       -         -        -
Achmad Aminuddin             600          600       -         -        -
Hadi Suryanto                600          600       -         -        -
Heryanto                     600          600       -         -        -
Sunardi                      600          600       -         -        -
Achmad Mursyidi              600          600       -         -        -
Lies Permana Sarie           600          600       -         -        -
Djoko Triono                 600          600       -         -        -
Firman                       600          600       -         -        -
Arifin                       600          600       -         -        -
Abu Bakar                    600          600       -         -        -
Siarantang                   600          600       -         -        -
Suradi                       600          600       -         -        -
Ahmad Syukri                 600          600       -         -        -
Isril Hendra                 600          600       -         -        -
Setyo Puji Hartono           600          600       -         -        -
Bhudiman Zailani             600          600       -         -        -
Faried Adrian                600          600       -         -        -
Mohammad Fajaruddin          600          600       -         -        -
Hutamin Bin Aulani           600          600       -         -        -
Ellyyeni                     600          600       -         -        -
Ahdin Muid                   600          600       -         -        -
B. Sumardi                   600          600       -         -        -
Muhamat Sayuti               600          600       -         -        -
Poniman Kurdi                600          600       -         -        -
Eko Purwanto                 600          600       -         -        -
Astaman                      600          600       -         -        -
Suhardi bin Ciklasim         600          600       -         -        -
Susanto                      600          600       -         -        -
Muhammd Toha                 600          600       -         -        -
Sulaiman                     600          600       -         -        -
Abu Hasan Sakri Bin Ibrahim  600          600       -         -        -
Tamhar                       600          600       -         -        -
Sudaryo                      600          600       -         -        -
Iskandar Kosasih             600          600       -         -        -
Ichsan Waris                 600          600       -         -        -
Pungut                       600          600       -         -        -
Sumari Izan                  600          600       -         -        -
Sudarsono                    600          600       -         -        -
Sagiman                      600          600       -         -        -
Aswadi                       600          600       -         -        -
Mudjiono                     600          600       -         -        -
Farus Diman Yusuf            600          600       -         -        -
Warsito                      600          600       -         -        -
Hazairin                     600          600       -         -        -
Nasori Abdullah Kohar        600          600       -         -        -
Abdul Chair Manap            600          600       -         -        -
Tjik Tamin                   600          600       -         -        -
Effendi                      600          600       -         -        -
Robben Hutagalung            600          600       -         -        -
Darmawi                      600          600       -         -        -
Nasori Ario                  600          600       -         -        -
Racmadi                      600          600       -         -        -
Mansyur                      600          600       -         -        -
Zalzili                      600          600       -         -        -
Taufik Iskandar Bin Sukia    600          600       -         -        -
Buyung Chandra               600          600       -         -        -
Mardi                        600          600       -         -        -
Muhtarmidi Umari             600          600       -         -        -
Achmad Erno Kusmiyadi        600          600       -         -        -
Nahar Siregar                600          600       -         -        -
Herman Sira Manuk            600          600       -         -        -
Niman Chandra                600          600       -         -        -
Jumaidi                      600          600       -         -        -
Yoes Rusli Hamzah            600          600       -         -        -
D.Djamal Mursal bin M.Saleh  600          600       -         -        -
Oji Manik                    600          600       -         -        -
Machmudin                    600          600       -         -        -
Jufri Sudarman               600          600       -         -        -
Suhardjo                     600          600       -         -        -
Herwanudin                   600          600       -         -        -
Saut Sabar Sihombing         600          600       -         -        -
Samharoni                    600          600       -         -        -
Ano Hermayanto               600          600       -         -        -
Sunoto Harto Saputro         600          600       -         -        -
Marwan                       600          600       -         -        -
Alamsyah                     600          600       -         -        -
Suhairi                      600          600       -         -        -
Juhartono                    600          600       -         -        -
Mulyadi                      600          600       -         -        -
Dhumroh Mulkan               600          600       -         -        -
Muchtar Lutfi                600          600       -         -        -
Bambang Permadi              600          600       -         -        -
Sukarsono                    600          600       -         -        -
Elpi Yuharnis                600          600       -         -        -
Rozali                       600          600       -         -        -
Johansyah                    600          600       -         -        -
Sutirto                      600          600       -         -        -
Mawardi Bin Matnanang        600          600       -         -        -
A. Rivai Yan                 600          600       -         -        -
Puntas Ismail                600          600       -         -        -
Mat Yanton                   600          600       -         -        -
Djakfar Sidik Bin Abdullah   600          600       -         -        -
Amat Suplan                  600          600       -         -        -
Kusbino Hardianto            600          600       -         -        -
Ramli Arief Manan            600          600       -         -        -
Suryanto                     600          600       -         -        -
Rohwat Budiman               600          600       -         -        -
Edi Helmi                    600          600       -         -        -
Abu Hasan Bin Ibrahim        600          600       -         -        -
Djalal Bin Karimin           600          600       -         -        -
Prayitno                     600          600       -         -        -
Isnansori Z                  600          600       -         -        -
Parto Sukasno                600          600       -         -        -
Muhammad Nur Bin Ibrahim     600          600       -         -        -
Handra                       600          600       -         -        -
Iskandar                     600          600       -         -        -
Utuh Khair Bin H. Jailani    600          600       -         -        -
Soleh                        600          600       -         -        -
Suparman Bin Meharan         600          600       -         -        -
Barsono                      600          600       -         -        -
Harto M                      600          600       -         -        -
Handerson                    600          600       -         -        -
Tamamin                      600          600       -         -        -
Sumbategaultra               600          600       -         -        -
Fakhri Chan                  600          600       -         -        -
A Nawawi Umar                600          600       -         -        -
Achmad Faisal Hole           600          600       -         -        -
Achmad Ardy                  600          600       -         -        -
Alfian M                     600          600       -         -        -
Burmawi Pa'i                 600          600       -         -        -
Dicky                        600          600       -         -        -
Gultomi                      600          600       -         -        -
Iskandar Taufic              600          600       -         -        -
Mugiono                      600          600       -         -        -
Patama Suanta                600          600       -         -        -
Purwani                      600          600       -         -        -
Samio                        600          600       -         -        -
Syamsulham                   600          600       -         -        -
Sardi Nyoto                  600          600       -         -        -
Syarif                       600          600       -         -        -
Tom Baru                     600          600       -         -        -
---------------------------------------------------------------------------
Total                  5,213,000   18,564,002   98.85%   13,351,002 71.92%

Notes:
(1) Waywood Investments Inc. is a promoter of Oxford Technologies Inc.
(2) Great Admirer Ltd. is our principal shareholder.

We are not aware of any agreements or arrangements among the selling security holders listed above. To our knowledge, there are no coordinated investment efforts among the selling security holders, and they are not acting as a "group" as that term is used in Instruction 7 to Item 403 of Regulation S-B.


                          PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling security holders. The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling security holders must sell their shares at $1.00 per share until our shares are quoted on the OTC Bulletin Board, thereafter, at then prevailing market prices or privately negotiated prices.

The selling security holders do not intend to engage in short selling or other hedging activities. The shares will not be sold in an underwritten public offering. In addition, the selling security holders may from time to time offer their shares for sale through underwriters, dealers, or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling security holders and/or the purchasers of the shares for whom they may act as agents. The shares sold by the selling security holders may be sold from time to time in one or more transactions:

   o purchased by a broker or dealer as principal and resale by such broker or dealer for its account;

   o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

   o   privately negotiated transactions.

If the selling security holders enter into an agreement, after the effectiveness of this registration statement, to sell their shares through a broker-dealer that acts as an underwriter, then we will file a post-effective amendment to the registration statement identifying the underwriter, and thereby providing the required information on the plan of distribution, revising the appropriate disclosures in the registration statement, and filing the agreement as an exhibit to the registration statement.

Any underwriters, dealers, or agents who participate in the distribution of the securities may be deemed to be "underwriters" under the Securities Act and any discounts, commissions, or concessions received by any such underwriters, dealers, or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

Any of the selling security holders, acting alone or in concert with one another, may be considered statutory underwriters under the Securities Act of 1933, if they are directly or indirectly conducting an illegal distribution of the securities on behalf of us. For instance, an illegal distribution may occur if any of the selling security holders were to provide us with cash proceeds from their sales of the securities. If any of the selling security holders are determined to be underwriters, they may be liable for securities law violations in connection with any material misrepresentations or omissions made in this prospectus.

The shares of common stock offered by the selling security holders have not been registered for sale under the securities laws of any state as of the date of this prospectus and selling security holders may not sell their shares until those shares are qualified or registered under various state Blue Sky laws, or unless an exemption from such qualification or registration is available. Selling security holders and brokers or dealers effecting transactions in the shares of our common stock should confirm the registration thereof under the securities laws of the states in which transactions occur or the existence of any exemption from registration.

Pursuant to Regulation M of the General Rules and Regulations of the Securities and Exchange Commission, any person engaged in a distribution of securities, including on behalf of a selling security holder, may not simultaneously bid for, purchase or attempt to induce any person to bid for, or purchase securities of the same class for a period of five business days prior to the commencement of such distribution and continuing until the selling security holder (or other person engaged in the distribution) is no longer a participant in the distribution.

We have informed the selling security holders that, during such time as they may be engaged in a distribution of any of the shares we are registering by this registration statement, they are required to comply with Regulation M.
In general, Regulation M precludes any selling security holder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a "distribution" as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a "distribution participant" as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security, except as specifically permitted by Rule 104 of Regulation M. These stabilizing transactions may cause the price of our common stock to be more than it would otherwise be in the absence of these transactions. We have informed the selling security holders that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock if the stabilizing bids do not exceed a specified maximum. Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices. Selling security holders and distribution participants are required to consult with their own legal counsel to ensure compliance with Regulation M.


                           LEGAL PROCEEDINGS

There are no legal actions pending against us nor are any legal actions contemplated by us.


      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth information regarding our executive officers and directors:

    Name             Age                      Office
------------------ ------ ----------------------------------------------------
Jacinta Sit         31    President, Chief Financial Officer and Director
Shaun Ashmead       37    Managing Director of Axiom Manufacturing Services Ltd.
Vivian Lee-Yu Lam   33    Secretary and Director
Wonn Chew Chai      44    Director

Our executive officers are appointed by and serve at the discretion of the Board of Directors. There are no family relationships between any director and/or any executive officer.

JACINTA SIT has been our President and Chief Financial Officer and a director since February 2003. From 2001 to the present, Ms. Sit holds various positions, most recently as an Executive Director, of South Sea Petroleum Holdings Limited, a Hong Kong corporation, whose principal business is the exploration and production of crude oil. Since September 2003, Ms. Sit has been the president, chief financial officer and a director of Cowley Technologies Corp., a magazine distributor in Hong Kong, and since October, 2003, a director of Weston Technologies Corp., a Delaware corporation whose business plan is to develop, manufacture, and market an electronic device known as "Flameless and No-tar Cigarette Substitute".

SHAUN ASHMEAD has been serving as Managing Director of Axiom Manufacturing Services Ltd., since March 2004. Prior to that, he was Axiom's Operations Director (April 2004 to March 2004), responsible for all aspects of the business other than Materials, Quality Engineering, Manufacturing, Finance and Human Resources, Head of Administration Group responsible for Finance, Human Resources and Factory Engineering, and Company Secretary (September 2002 to August 2003). From July 2001 to September 2002, Shaun was Axiom's Head of Quality and Engineering Group, responsible for Technical Engineering, including new product introduction, supplier and product quality, Test Engineering and Market Quality Investigation Centre. Shaun has been employed with Axiom since 1986, predominately within a Quality Managers role until 2001, and has been instrumental in ensuring that Axiom has achieved awards such as ISO 9002, ISO 14001, QS 9000 and TS16949 and continues to ensure that the recognized standards are met or exceeded.

VIVIAN LEE-YU LAM has been our director and Corporate Secretary since February 2003. From 2000 to the present, Ms. Lam holds various positions, most recently as Company Secretary, of South Sea Petroleum Holdings Limited, a Hong Kong corporation whose principal business is the exploration and production of crude oil. Currently Ms. Lam also serves as a director of Great Admirer Limited, the parent company of the registrant, and since September 2003, a vice president, secretary and a director of Cowley Technologies Corp., a magazine distributor in Hong Kong.

WOON CHEW CHAI was elected as an independent director of the Company in February 2003. From 1994 to the present, Mr. Chai has been a partner at Michael Chai & Co., a law firm in Kuala Lumpur, Malaysia. From 1991 to 1994, he was a legal associate with Shook Lin & Bok, a law firm in Kuala Lumpur, Malaysia. From 2002 to the present, he has served as director of South Sea Petroleum Holdings Limited, a Hong Kong corporation, whose principal business is the exploration and production of crude oil. Mr. Chai holds a Bachelor of Laws (Hons) degree from the University of Buckingham, and a Bachelor of Science (Hons) degree in Chemistry from University of Surrey, UK. Mr. Chai is qualified as Barrister at Law from Lincoln's Inn, England. Since September 2003, Mr. Chai has been serving as a director of Cowley Technologies Corp., a magazine distributor in Hong Kong.

Significant Employees

There are no significant employees. There is no person making significant contribution to the business other than executive officers.

Involvement in Certain Legal Proceedings

None of our officers, directors, or persons nominated for such positions, significant employees, promoters, or control persons have been involved in legal proceedings that would be material to an evaluation of their ability or integrity as described in Item 401 of Regulation S-B.


     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 19, 2004 each person who is known by us to own beneficially more than 5% of our outstanding common stock. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

                 Name and Address      Number of Shares    Percentage
Title of Class  of Beneficial Owner   Beneficially Owned  of the Class
--------------  --------------------  ------------------ --------------
Common Stock    Great Admirer Ltd. (i)      17,601,002      94.8% (ii)
                2 Queen's Road, Central
                Hong Kong
-----------------------------------------------------------------------
(i) Great Admirer Ltd. is owned by South Sea Petroleum Holdings Ltd., a Hong Kong corporation.

(ii) Percentage of ownership is based on 18,564,002 shares of common stock outstanding on July 19, 2004.

As of the date of this prospectus, no options, warrants or rights to acquire shares have been granted.

Security Ownership of Management

Except Shaun Ashmead, the managing director of Axiom Manufacturing Services Ltd., owns 600 shares of our common stock (less than one percent of our outstanding shares of common stock), none of our executive officers and directors beneficially owned our securities.

Changes in Control

There are no arrangements that management is aware of that may result in changes in control as that term is defined by the provisions of Item 403(c) of Regulation S-B.


                      DESCRIPTION OF SECURITIES

We are authorized to issue 80,000,000 shares of common stock, par value $.0001 per share and 20,000,000 shares of preferred stock, par value $.0001 per share.

Common Stock

As of July 19, 2004, there were 18,564,002 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights. The holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of Oxford Technologies, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock

As of the date of this prospectus, there were no preferred shares that have been designated or issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. We have no current plans to issue any preferred stock or adopt any series, preferences or other classification of preferred stock.


                 INTEREST OF NAMED EXPERTS AND COUNSEL

Our financial statements included in this prospectus as of December 31, 2003 and 2002 and for the years then ended have been audited by Demetrius & Co., LLC, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The validity of the common stock offered hereby was passed upon for us by the law offices of William G. Hu, Esq.


         DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                   SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be afforded to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


                 ORGANIZATION WITHIN LAST FIVE YEARS

We were incorporated in the State of Delaware on March 8, 2002 as a blank check company for the purpose of either merging with or acquiring an operating company with operating history and assets. In furtherance of our business plan, on June 10, 2002, we voluntarily filed a registration statement on Form 10-SB with the Securities and Exchange Commission to become a reporting company under the Securities and Exchange Act of 1934, as amended. The registration statement became effective on or about December 20, 2002.

On January 24, 2003, Waywood Investment Ltd. ("Waywood") entered into a
Stock Purchase Agreement with Great Admirer Limited, a Hong Kong corporation, ("Great Admirer"), pursuant to which Great Admirer acquired 85%, or 4,250,000 shares, of our then issued and outstanding common stock from Waywood.

On February 12, 2003, we entered into a Share Exchange Agreement with Great Admirer, pursuant to which we issued 13,564,002 shares of our common stock to Great Admirer in exchange for all issued and outstanding ordinary shares of Axiom Manufacturing Services Limited ("Axiom") on a one-to-one basis
(the "Acquisition"). Axiom is an electronics manufacturing service provider in South Wales, United Kingdom, and was wholly owned by Great Admirer. As a result of the Acquisition, Great Admirer became our controlling shareholder and Axiom became our wholly owned subsidiary. The Acquisition was accordingly accounted for as a reverse acquisition. Following the Acquisition, new officers and directors were elected.

Axiom was originally acquired by Great Admirer Ltd., a Hong Kong Corporation on April 10, 2002. The acquisition was treated as a reverse merger. Great Admirer was an inactive company with minimal or no assets on its books.
Great Admirer incurred minimal costs to acquire Axiom and therefore there was no adjustment for "push down" costs in the accounts of Axiom. On February 12, 2003 Oxford Technologies, Inc. acquired the company through an exchange of stock with Great Admirer.

From the date of our incorporation through February 12, 2003, we conducted virtually no business, other than organizational activities and registration under the Exchange Act. During this period, we had no cash assets or other assets, and had no revenues from operations.

Following the Acquisition, we conduct our business through Axiom Manufacturing Services Ltd. Axiom was incorporated in South Wales, United Kingdom on September 3, 1980, under the name of Aiwa (UK) Ltd. to engage in the business of consumer electronics manufacturing. The name of Aiwa (UK) Ltd. was changed in June 1997 to Aiwa Wales Manufacturing Limited ("AWM"), which was changed again to Axiom Manufacturing Services Limited on April 10, 2002, as a result of the Acquisition of AWM by Great Admirer.

Prior to its acquisition by Great Admirer in April 2002, Axiom was a wholly-owned subsidiary of Aiwa Europe Ltd., which was itself a wholly owned subsidiary of Aiwa Co., Ltd, which was effectively acquired by Sony Corporation on October 1, 2002. As the sole original equipment manufacturer of Aiwa's own-brand consumer electronics products in Europe, Axiom was responsible for manufacturing Aiwa brand consumer electronics products, primarily audio and visual products, on behalf of Sony Japan, for distribution in the UK, France, Germany, Netherlands and Poland.

Axiom has been formed and incorporated in South Wales United Kingdom on September 3, 1980 as a wholly owned subsidiary of Aiwa Co., Ltd. and originally named Aiwa (UK) Ltd. The name of the company was changed in June 1997 and to its current name on April 10, 2002. Whatever costs of origination of the company in the UK was recorded on the books of the company.

Axiom as Aiwa Europe Ltd. was a redundant manufacturing facility in Europe and Sony/Aiwa Company arranged for its sale to Great Admirer by forgiving US$11,864,000 of inter company debt. Sony/Aiwa rather than abandon the facility considered the need of the local economy and thus arranged the transfer of ownership.

In December 2000, due to a gradually decreasing profit margin, Axiom started to provide electronic manufacturing services to third parties. This continued until July 2001 when all Aiwa brand products were terminated, and Axiom became solely an electronic manufacturing services provider. In April 2002, Great Admirer acquired 100% of Axiom's capital stock.

Our principal engineering and manufacturing facilities are located in Technology Park, Newbridge, in South Wales, United Kingdom. We have no website, but our subsidiary Axiom has a website, whose address is www.axiom-ms.com.


                   DESCRIPTION OF BUSINESS

We, through our wholly-owned subsidiary Axiom Manufacturing Services Ltd., provide electronics manufacturing services, in the business-to-business or business-to-industrial sectors, to original equipment manufacturers (OEMs) in the following market sectors:

   o   video/audio/entertainment products
   o   medical devices
   o   industrial control equipment
   o   domestic appliances
   o   computers and related products for business enterprises; and
   o   testing and instrumentation products

We offer OEMs with comprehensive and integrated design and manufacturing services, from initial product design to volume production, direct order fulfillment and aftermarket support. OEMs contract with us to build their products or to obtain services related to product development, manufacturing and post-production requirements. We have developed relationships with OEMs in a diversified range of industries, including computer systems and peripherals, wired and wireless communications, networking and storage equipment, consumer electronics, industrial equipment, medical devices and commercial avionics. By efficiently managing costs and asset base, we are able to offer our customers an outsourcing solution that represents a lower total cost of ownership than that typically provided by their internal operations.

In many cases, we build products that carry the brand names of our customers, and substantially all of our manufacturing services are provided on a turnkey basis, whereby we purchase customer-specified components from suppliers, assemble the components onto printed circuit boards, perform post-production testing, and provide customers with production process and testing documentation. We offer our customers with flexible, just-in-time delivery programs allowing product shipments to be closely coordinated with customers' inventory requirements. Additionally, we complete the assembly of customers' final product at our facilities by integrating printed circuit board assemblies into the customers' finished products. We also provide manufacturing services on a consignment basis, whereby we utilize components supplied by the customer to provide assembly and post-production testing services.

We serve several segments of the electronics products and technology markets. Much of our customers are located in the United Kingdom, and much of our business is related to the following products: networking equipment such as modems and data capture; telecommunications equipment; consumer products such as high-end audio and domestic appliances; electronic sub-systems for the medical, test and security industries; and other electronics equipment and products.

Our Services

We believe that OEMs are increasingly demanding an integrated outsourcing solution from electronic manufacturing service companies and seeking collaborative relationships. We provide our customers with a total solution that includes a full range of services that allow us to take our customers' products from initial design through production, test, distribution and after-market support. The services we offer OEMs include:

Engineering and Design. We offer engineering, design, prototype and related services that help its customers design their products for optimal manufacturing and testing. Our electrical, mechanical and packaging engineers provide our customers with circuit design, printed circuit board layout, mechanical design and test fixture design services. We also provide design for procurement, design for manufacture and design for test services. Our design for procurement service identifies areas in which the overall cost of our customers' products can be reduced through a decrease in material costs and effective inventory management. We design for manufacturer's service seeks to achieve defect-free and cost-effective product designs, reduce product development cycles, create high initial production yields and establish superior product quality. Our design for test service focuses on achieving the highest level of fault detection and isolation before products are shipped.

Materials Procurement and Management: Materials procurement and management consist of planning, purchasing, expediting and warehousing of components and materials. Our inventory management and volume procurement capabilities contribute to cost reductions and reduce total cycle time.

Product Assembly and System Integration: We offer assembly and manufacturing services that include assembly of subsystems of electronics products, which include multiple components, and the final assembly and integration of complete products that incorporate printed circuit board assemblies, complex electromechanical subassemblies, enclosures, power supplies and other components. We build a wide range of final products and we believe we are well positioned to take advantage of the anticipated acceleration in outsourcing of final product assembly and integration. In addition, our build-to-order and configure-to-order capabilities complement our expertise in final product assembly by allowing us to postpone the final configuration of our customers' products until actual end-user specifications are received, thus reducing finished inventory levels for us and our customers.

Testing: We offer computer-aided testing of assembled printed circuit boards, subsystems and systems, which contributes significantly to our ability to deliver high-quality products, on a consistent basis. We work with our customers to develop product-specific test strategies. Our test capabilities include manufacturing defect analysis, in-circuit tests to test the circuitry of the board and functional tests. We either custom design test equipment and software itself or use test equipment and software provided by our customers. We also provide environmental stress tests of assemblies of boards or systems.

Logistics and Distribution: We offer services related to the configuration and shipment of the customers' products. We perform final product packaging and distribution services for completed products, as well as direct order fulfillment. We increasingly deliver final products directly into our customers' distribution channels and to our customers' end-users. We believe that these services complement our comprehensive manufacturing solution, enabling our customers to be more responsive to changing market demands and to get their products to market more quickly with less total cost.

After-Market Services: We provide a wide range of after-market services, including repair, refurbishment, remanufacturing, system upgrades and spare part manufacturing. These services are supported by specific information systems and testing technologies and can be tailored to meet the specific requirements of each of our customers.

Business Strategy

Our goal is to be an electronics manufacturing services outsourcing provider to leading original equipment manufacturers in the high growth segments of the electronics industry. To meet this goal, we have implemented the following strategies:

Maintain and Develop Close, Long-Term Relationships With Customers. Our core strategy is to maintain and establish long-term relationships with leading original equipment manufacturers in expanding industries by becoming an integral part of our customers' manufacturing operations. To this end, we work closely with our customers throughout the design, manufacturing and distribution process, and offers flexible and responsive services, responding to frequently changing customer design specifications and production requirements.

Focus on High-End Products in High Growth Sectors. We produce products for a wide range of original equipment manufacturers in different industries, such as consumer electronics, Internet-focused businesses and telecommunications equipment. The product scope ranges from easy to assemble, low-cost high-volume products targeted for the consumer market to complicated state-of-the-art, mission critical electronic hardware. Similarly, original equipment manufacturers' customers range from consumer-oriented companies that compete primarily on price and redesign their products every year, to manufacturers of high-end telecommunications equipment and computer and related products for business enterprises that compete on technology and quality. We intend to offer state-of-the-art products as much as possible for industry leaders who require specialized engineering design and production services as well as offering high volume manufacturing capabilities to our customers. We will continue our strategy of adding good quality long-term customers to the portfolio to provide us with growth and stability.

Deliver Complete High and Low Volume Manufacturing Solutions. We believe original equipment manufacturers are increasingly requiring electronics manufacturing service providers to deliver a wide range of specialized engineering and manufacturing services in order to reduce their costs and accelerate their time-to-market and time-to-volume production. Building on our integrated engineering and manufacturing capabilities, we intend to offer services from initial product design and test to final product assembly and distribution to the original equipment manufacturers' customers. These full service capabilities allow us to offer customers the flexibility to move quickly from design and initial introduction to production and distribution.

Enhance Our Integrated Design, Manufacturing and Related Services. We intend to continue to enhance our service offerings to meet the evolving needs of our customers and to control and manage more effectively their supply chain. Original electronics manufacturers are increasingly requiring a wider range of advanced services from electronic manufacturing services companies. We intend to expand our engineering and design capabilities and our new product introduction services through additional investments in these fields. We believe that our ability to support customers in these areas provides us with insight into our customers' future manufacturing requirements, which is critical to further penetrating the electronics manufacturing services market and attracting new customers.

Increase Penetration of Our Existing Customers and Expansion Our Customer Base. We believe that the increased penetration of our existing customers and the continued expansion of our customer base are critical to our future success. We intend continually to evaluate the requirements of our existing customers, and seek the opportunity to provide them with additional services from existing facilities, thereby strengthening our relationships with our customers and increasing the utilization of existing manufacturing facilities. We intend to actively pursue new customers by conducting a focused marketing effort, designed to increase our brand awareness and the likelihood of winning new business.

Marketing and Customers

We market our manufacturing services primarily in the United Kingdom. For the year ended December 31, 2003, approximately 95% of our sales were originated in the United Kingdom. We market our services through our direct sales force and independent marketing representatives. Our divisional and executive management teams are also an integral part of our sales and marketing teams. The following table shows the percentages of our sales by industry sector for the last two years:

                                                Year ended December 31,
                                                  2003         2002
                                                ----------  ----------
                                                   %              %
Video/Audio/Entertainment products                  32.20      42.21
Medical devices                                     22.76      27.02
Industrial control equipment                        22.03      24.40
Domestic appliance                                  12.60       0.00
Computer related products for business enterprises   7.41       0.87
Testing & instrumentation products                   3.00       5.50

                          TOTAL                      100%       100%

Our salespeople have knowledge of local markets, which we believe is critical to identifying new customers and developing new business opportunities. Our direct sales force is complemented by several independent firms who serve as its representatives in areas where we believe the most significant opportunities exist, and in areas where it has no direct salespeople.

Suppliers

We maintain a network of suppliers of components and other materials used in assembling products. For the year ended December 31, 2003, there were no suppliers who accounted for 10% or more of our purchases. We procure components only when a purchase order has been received from a customer. Although we may experience component shortages and longer lead times of various components from time to time, we have generally been able to reduce the impact of the component shortages by working with customers to reschedule deliveries, by working with suppliers to provide the needed components using just-in-time inventory programs, or by purchasing components at somewhat higher prices from distributors, rather than directly from manufacturers.

Product Research and Development

For the year ended December 31, 2003, there were no product research and development expenses. We have no current plan to conduct any product research and development activities in the next twelve months.

Patents and Trademarks

We do not own any patents or trademarks.

Backlog

Backlog consists of contracts or purchase orders with delivery dates scheduled within the next 12 months. At December 31, 2003, our backlog was approximately $14.1 million. Because customers may cancel or reschedule deliveries, backlog is not a meaningful indicator of future financial results.

Environmental Matters

Our operations are subject to certain national and local regulatory requirements relating to environmental, waste management and health and safety measures relating to the use, release, storage, treatment, transportation, discharge, disposal and clean-up of hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of our plants. We are in substantial compliance with all applicable requirements and has achieved ISO 14001 an internationally recognized award. However, material costs and liabilities may arise from these requirements or from new, modified or more stringent requirements.

We periodically generate and temporarily handle limited amounts of materials that are considered hazardous waste under applicable law. We contract for the off-site disposal of these materials and have implemented a waste management program to address related regulatory issues. The current costs of compliance are not material to us, and we are not aware of any facts or circumstances that would cause it to incur significant costs or liabilities in the future related to environmental, health and safety law compliance. Nevertheless, additional or modified requirements may be imposed in the future. If such additional or modified requirements are imposed on us, we may be required to incur substantial additional expenditures.

Employees

We currently have 175 full-time employees, including 101 in production and quality control, 32 in engineering, research and development, 22 in procurement and materials management, 2 in information systems, 5 in sales and marketing, and 13 in executive and administrative functions. Seven percent of our employees are represented by the General Municipal Boilermakers Union. We consider our employee relations to be good.

We do not expect significant changes in the number of employees in the next twelve months.


MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

We were incorporated in the State of Delaware on March 8, 2002 as a blank check company. On February 12, 2003, we acquired 100% of the outstanding securities of Axiom Manufacturing Services Ltd. ("Axiom") with the exchange and issuance of 13,564,002 shares of our common stock (the "Merger").
Although we are the legal survivor in the Merger and remain the registrant with the Securities and Exchange Commission, under generally accepted accounting principles in the United States, the Merger was accounted for as a reverse acquisition, whereby Axiom is considered the "Acquirer" for financial reporting purposes as its shareholders controlled more than 50% of the post transactions combined company. Among other matters, this requires us to present all financial statements, prior historical financial and other information of Axiom, and requires a retroactive restatement of Axiom historical shareholders investment for the equivalent number of shares of common stock received in the Merger. Accordingly, our consolidated financial statements present the results of operations of Axiom for the year ended December 31, 2002, and reflect the acquisition of us on February 12, 2003 under the purchase method of accounting. Subsequent to February 12, 2003, our operations reflect the combined operations of the former Oxford and Axiom.

We conduct our business through our subsidiary, Axiom Manufacturing Services Ltd. Prior to its acquisition by Great Admirer Ltd. in April 2002, Axiom has been a wholly owned subsidiary of Aiwa Europe Limited, which was itself a wholly owned subsidiary of Aiwa Co., Ltd, which was effectively acquired by Sony Corporation on October 1, 2002. As the sole original equipment manufacturer of Aiwa's own-brand consumer electronics products in Europe, Axiom was responsible for manufacturing Aiwa brand consumer electronics products, primarily audio and visual products, on behalf of Aiwa Japan, for distribution in the UK, France, Germany, Netherlands and Poland. In December 2000, due to a gradually decreasing profit margin, Axiom began to provide electronic manufacturing services to third parties until July 2001 when all Aiwa brand products were terminated, and Axiom continued only as a contract electronic manufacturing services provider. On March 31, 2002, Axiom completed its first full year of operations as a contract electronics manufacturing services provider.

We provide electronics manufacturing services in the business-to-business or business-to-industrial sectors, to original equipment manufacturers in the telecommunications equipment, computers and related products for business enterprises, video/audio/entertainment products, industrial control equipment, testing and instrumentation products, medical devices markets and domestic appliances. We offer our customers a full range of services, from initial design through production, test, distribution and after-market support. In many cases, we build and service products that carry the brand names of our customers.

Substantially all of our manufacturing services are provided on a turnkey basis, whereby we purchase customer-specified components, assemble the components on printed circuit boards, perform post-production testing and provide our customers with production process and testing documentation.
We offer our customers with flexible, just-in-time delivery programs allowing product shipments to be closely coordinated with customers' inventory requirements. Additionally, we complete the assembly of our customers' products at our facilities by integrating printed circuit board assemblies into other elements of our customers' products. We also provide manufacturing services on a consignment basis, whereby we utilize components supplied by customers to provide assembly and post-production testing services.

RESULTS OF OPERATIONS

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

Revenues

Revenues for the year ended December 31, 2003 were $20.42 million representing an increase of $7.32 million, or 55.9% as compared to $13.10 million for the year ended December 31, 2002. The increase in revenue was largely a result of expanding our customer base to include two new major customers and by generating additional revenues from existing customers. The total number of our customers increased from ten at the end of December 2002 to thirteen as of December 31, 2003, and we became less reliant on our major customers from 2002 with their share of total revenues reducing from 70% to 50% of total revenue.

Cost of Sales

Cost of sales is consisted of the material cost of goods sold, direct overhead, direct wages, and direct depreciation expenses. For the year ended December
31, 2003, our cost of sales was $20.95 million as compared to $15.66 million for the year ended December 31, 2002. This was an increase of $5.30 million, or 33.8% for the year ended December 31, 2003. We attribute the increase in our cost of sales for the year ended December 31, 2003 primarily to the growth of sales during the year. However, our increase in cost of sales was 33.8% as compared to 55.9% of our increase in sales. This means that during the fiscal 2003, our gross margin was improved, which was largely due to our better utilization and efficiency of labor, and our better product scheduling using our manufacturing resources planning system.

Operating Expenses

Operating expenses, consisting of selling, general and administrative expenses, decreased by $0.707 million, or 23%, to $2.288 million in 2003, compared to $2.995 million in fiscal 2002. Most of the decrease is attributable to the reduction in wages and salaries amounting to $834,025 following the restructure of headcount in 2002. The decrease in operating expenses also reflects a reduction of $183,490 in rates following a review by the local authority and a decrease of $81,172 in advertising expenses (higher re-branding costs in 2002), offset by a moderate increases in other administration and general expenses.

Rental Income and Economic Development Grant

For the year ended December 31, 2003, our rental income and economic development grant increased to $1,065,000 from $410,000 in the prior year. Since July 1, 2002, we have leased a total of 42,000 square feet of our unused office spaces to two corporate entities. For the year ended December 31, 2003, we had rental income of $459,000 compared $131,000 of the previous year. The increase was principally because we had rental income of six months for the fiscal 2002, but 12 months for the fiscal of 2003. For the year ended December 31, 2003, we also had amortized a governmental economic development grant of $606,000 compared to $279,000 for the year ended December 31, 2002.

Interest Income

Interest income for the year ended December 31, 2003 was $1,000 as compared to $33,000 for the year ended December 31, 2002. The decrease of $32,000 was due to having less cash to invest and lower interest rates.

Interest Expenses

Interest expenses for the year ended December 31, 2003 was $103,000 as compared to $58,000 for the year ended December 31, 2002. The increase of $45,000 was largely attributable to having an average higher debt balance of $2.29 million for the year ended December 31, 2003, as compared to $651,000 for the year ended December 31, 2002 and lower interest rates.

Net Loss

As a result of the factors discussed above, for the year ended December 31, 2003, our net loss was $1.85 million as compared to a net loss of $5.17 million for the same prior year period. This resulted in basic loss per share of $.10 on weighted average common shares outstanding of 17,988,660 for the year ended December 31, 2003, as compared to basic loss per share of $.40 on weighted average common shares outstanding of 12,804,698 for the year ended December 31, 2002.

Quarter Ended March 31, 2004, Compared to Quarter Ended March 31, 2003

Revenues

Revenues for the three-month period ended March 31, 2004 were $7.74 million representing an increase $4.83 million, or 166.0%, as compared to $2.91 million for the same period of the prior year. The increase in revenue was largely a result of our expanding customer base and generating additional revenues from existing customers.

Cost of Sales

Cost of sales is consisted of the material cost of goods sold, direct overhead, direct wages, and direct depreciation expenses. For the three months ended March 31, 2004, our cost of sales was $6.77 million as compared to $3.79 million for the three months ended March 31, 2003. This increase was largely in line with the increase in sales. The gross margin for the three months ended March 31, 2004 was 12.5%, which increased significantly as compared to that (-30.5%) for the same period of the previous year. We attribute the increase in our gross margin primarily to the fact that we had improved our efficiency in resources planning.

Operating Expenses

Operating expenses, consisting of selling, general and administrative expenses, increased by $727,000 to $929,000 for the three months ended March 31, 2004, as compared to $202,000 in the same period of the prior year. The operating expenses for the quarter ended March 31, 2003 included certain one-time credits including rates rebate from the local government and grant income for training. Without the credits, the underlying expenses would have been $668,000, representing a real increase of $261,000, which is mainly attributable to the increase of financing cost, repairs and maintenance to building, and plan and machinery. During the quarter ended March 31, 2004, restructuring activities results in a reduction of our workforce of 17 employees, which incurred $167,000 of restructuring cost.

Rental Income and Economic Development Grant

For the quarter ended March 31, 2004, our rental income and economic development grant increased to $289,000 from $248,000 for the same period of the previous year. Since July 1, 2002, we have leased a total of 42,000 square feet of our unused office spaces to two third party companies. For the quarter ended March 31, 2004, we had rental income of $118,000 compared to $99,000 of the previous year. Excluding the effect of currency fluctuation, we had amortized the same amount of governmental economic development grant as last year.

Interest Income

There was no interest income for the three months ended March 31, 2004 and March 31, 2003.

Interest Expenses

Interest expenses for the three months ended March 31, 2004 was $42,000 as compared to $16,000 for the same period of the prior year. The increase of $26,000 was largely attributable to having higher average debt balance for the three months ended March 31, 2004 as compared to the same period of the previous year.

Net Income (Loss)

As a result of the factors discussed above, for the three months ended March 31, 2004, we had net income of $119,000 as compared to a net loss of $853,000 for the three months ended March 31, 2003. This resulted in basic income per share of $.01 on weighted average common shares outstanding of 18,564,002 for the three months ended March 31, 2004 as compared to basic loss per share of $.05 on weighted average common shares outstanding of 16,230,669 for the same period of the previous year.

LIQUIDITY AND CAPITAL RESOURCES

Since 2002, we have been financed primarily through cash flow from operations, government grant, and to a lesser extent, limited short term financing. In July 2002, we received a grant in aid of $3,863,000 from Nation Assembly for Wales, UK. The fund was made available to safeguard jobs following the decision by Aiwa Europe Ltd. to end the original equipment production. The Nation Assembly for Wales has been given security in the form of a first legal charge of the land and buildings at Technology Park, Newbridge and has the right to require repayment of part or all of the grant under certain circumstances. We have treated the grant in aid as deferred income and recognized a monthly amortization to reduce expenses. As of March 31, 2004, we had no cash and cash equivalents.

For the year ended December 31, 2003, our operations used $1.09 million of cash compared to $5.34 million of cash used in operating activities for the same period of the prior year, primarily as a result of the increase in accounts receivable, inventory and in accounts payable. Our net working capital decreased $1.45 million to $1.225 million during the twelve months ended December 31, 2003 from $2.677 million at December 31, 2002. The decrease in working capital was primarily caused by the increase of short-term borrowing.

For the year ended December 31, 2003, we used $244,000 of cash in our investing activities for purchase of property and equipment.

Our financing activities during the year ended December 31, 2003 provided cash of $1.47 million, of which $1.514 million were funded by invoice discounting and bank loan.

Our bank facilities comprise an invoice discounting facility with a maximum advance limit of $2,497,880 subject to the level of qualifying sales invoiced and a bank overdraft of $178,420. Interest rates are calculated with reference to bank base rates. At December 31, 2003, the interest rate on borrowings was 2.00% above the base rate and the interest rate on credit balances was 1.5%.

The following summarizes Oxford's debt and other contractual obligations at March 31, 2004:

       Description        Amount                        Term
------------------------ ---------------  ------------------------------
Invoice discounting       $2,351,520   Ongoing until facility terminated
Bank loan                 $  198,720   5-year term commencing June 2002
Finance lease agreements  $  270,480   10-year term commencing August 2002
-------------------------------------------------------------------------
          Total           $2,820,720

As of the date of this prospectus, we have no plan for major capital expenditures, and we have no capital commitments. As of March 31, 2004, we are in compliance with all covenants under our existing credit facilities.
In the event that adequate funding is not available from existing credit facilities, we would work with existing lenders to identify additional sources of financing. At present we do not have any arrangements for financing except those mentioned above. While there can be no assurance that we will have sufficient funds over the next twelve months, we believe that funds generated from operations plus borrowings under our invoice discounting facility will be adequate to meet our anticipated operating expenses, capital expenditure and debt obligations for at least the next twelve months. Nevertheless, our continuing operating and investing activities may require us to obtain additional sources of financing. There can be no assurance that any necessary additional financing will be available to us on commercially reasonable terms, if at all.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

                     CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Future events, however, may differ markedly from our current expectations and assumptions. While there are a number of significant accounting policies affecting our consolidated financial statements; we believe revenue recognition and accounts receivable and allowance for doubtful accounts are two critical accounting policies that involve the most complex, difficult and subjective estimates and judgments.

Revenue recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," as amended by SAB 101A and
101B and as revised by SAB 104, "Revenue Recognition." SAB 104 requires that revenue generally can be recognized when all of the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the selling price is fixed or determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related sales are recorded. We defer any revenue for which the product has not been delivered or is subject to refund until such time when we and our customer jointly determine that the product has been delivered or no refund will be required.

Accounts Receivables and Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance is calculated based upon the evaluation and the level of past due accounts and the relationship with, and the economic status of, our customers. We analyze historical bad debts, customer credit worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. As of December 31, 2003, we have three customers accounting for 52% of the outstanding debtor balances. However, we do not believe that it is subject to unusual credit risk beyond the normal risk associated with the collection of our accounts receivable.

Recently issued accounting standards

On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and initiates an annual review for impairment. Identifiable intangible assets with determinable useful lives continue to be amortized.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability,
(3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS No. 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The adoption of SFAS No. 143 is not expected to have a material effect on our financial position, results of operations, or cash flows.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This Statement amends the transition alternatives for companies choosing to adopt the fair value method of accounting for compensation cost of options issued to employees and required additional disclosure on all stock-based compensation plans. We have adopted the disclosure provisions.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including indirect Guarantees of Indebtedness of Others." FIN No. 45 addresses the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and clarifies the need for a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the Interpretation were adopted by us for guarantees issued or modified after December 31, 2002. Adoption of FIN No. 45 did not have a material impact on our financial statements.

In January 2003, the Financial Accounting Standards Board ("FASB") issued
FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, An Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46R, a revision to FIN 46. FIN 46R provides a broad deferral of the latest date by which all public entities must apply FIN 46 to certain variable interest entities to the first reporting period ending after March 15, 2004. We do not expect the adoption of FIN 46 to have a material impact upon our financial position, cash flows or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. Many of those instruments were previously classified as equity. We adopted SFAS No. 150 on July 1, 2003 and we do not expect SFAS No. 150 to materially impact our financial statements.


                       DESCRIPTION OF PROPERTY

Our principal operating offices, engineering and manufacturing facilities are located in Technology Park, Newbridge in South Wales, the United Kingdom. We own the above-mentioned properties, which is approximately 26.8 acres.
The gross internal area is approximately 307,000 square feet. We do not lease any properties. We believe that our properties are deemed to be suitable and adequate for our present and proposed needs. The Welsh Assembly holds a legal charge over land and buildings.

Currently we have leased our unused office spaces to General Dynamics UK Ltd., a defense manufacturing company in the United Kingdom as office spaces, and to Saints Transport, a transportation company also in the United Kingdom, for the storage of aircraft interiors. The following table summaries certain information regarding the leases.

    Leaseholder      leased property    Monthly Rent  Expiration Date
------------------  ------------------  ------------ ----------------
General Dynamics    19,768 square feet   $ 11,190     June 2005
General Dynamics    12,232 square feet   $  6,924     Month by Month
 Saints Transport   20,000 square feet   $  5,000     Month by Month

We lease an office space, approximately 1,000 square feet, on 80 Wall Street, Suite 818, New York, NY 10005. The lease expires in October 2006. The monthly rent payment is $2,500.


              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 8, 2002, in connection with our organization, we issued 5,000,000 shares of our common stock to Waywood Investment Ltd. for services valued at $500.


           MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no current trading market for our securities and no assurance that a trading market will develop in the future. We have engaged a registered broker-dealer to apply to the NASD for having our common stock shares quoted on NASD OTC Bulletin Board electronic quotation service. There can be no assurance that our shares will be listed on the OTC Bulletin Board.

Shares Eligible for Future Sale

Upon effectiveness of this registration statement, the 5,213,000 of common stock sold in this offering will be freely tradable without restrictions under the Securities Act of 1933, except for any shares held by our "affiliates", which will be restricted by the resale limitations of Rule 144 under the Securities Act of 1933.

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for one year may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

Under Rule 144 there are 398,640 shares of our common stock currently available for resale. The availability for sale of substantial amounts of common stock under Rule 144 could adversely affect prevailing market prices for our securities.

Number of Stockholders

As of July 19, 2004, there were 357 registered shareholders of our common stock. We have only one class of stock outstanding.

Stock Options, Warrants and Convertible Securities

We have not granted any stock options or warrants to purchase shares of our common stock, and we have not issued and do not have any securities outstanding that may be converted into our common shares or have any rights convertible or exchangeable into shares of our common stock.

Dividend Policies

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future on our common stock. We currently intend to retain future earnings, if any, to fund the expansion and growth of our business. Payments of any future cash dividends on our common stock will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors deem relevant.

There are no restrictions in our article of incorporation or bylaws that prevent us from declaring dividends. The Delaware Revised Status, however, do prohibit us from declaring dividends, after giving effect to the distribution of the dividend: (i) we would not be able to pay our debts as they become due in the usual course of business; or (ii) our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

Transfer Agent

Our transfer agent is PublicEase Inc., 3663 E. Sunset Road, Las Vegas, NV 89120.


                        EXECUTIVE COMPENSATION

Currently none of our executive officers receive salary or other kind of compensation from us, except Shaun Ashmead, managing director of our subsidiary Axiom Manufacturing Services Ltd., who received approximately $97,603 in salary and approximately $8,704 in pension in 2003. Shaun Ashmead was appointed Axiom's managing director in March 2004. In accordance with Item 402(a)(5) of Regulation S-B, we have omitted certain columns from the table required by Item 402(b).

There is no key man life insurance on any directors or officers, and no profit sharing, stock option or other similar programs have been adopted for the benefit of our executive officers and directors.

Compensation of Directors

Directors do not currently receive any compensation for their service as members of the board of directors, but may be reimbursed for reasonable expenses incurred in connection with attendance of meetings of the board of directors.

Employment Agreements

We have not entered employment agreements with our executive officers.

Change-in-Control Arrangements

There are no change-in-control arrangements.


      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                     AND FINANCIAL DISCLOSURE

Following our acquisition of Axiom Manufacturing Services Ltd., Stan J. H. Lee, CPA, a member firm of DMHD Hamilton Clark & Co. resigned as our independent auditor On April 19, 2003. We engaged GRACE T. FAN, CPA, LLC, d/b/a ATA CAPS GROUP, as our independent auditors, on April 21, 2003.

During the period from March 8, 2002 (inception) to December 31, 2002, there were no disagreements between Stan J. H. Lee, CPA and us, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Stan J. H. Lee, CPA, would have caused Stan J. H. Lee, CPA, to make reference to the matter in its reports on our financial statements. During the period from March 8, 2002 (inception) to December 31, 2002, there were no reportable events as that term is described in Item 304(a) 1)(iv) of Regulation S-B.
Stan J. H. Lee, CPA's opinion in its report on our financial statements for the year ended December 31, 2002, expressed substantial doubt with respect to our ability to continue as a going concern.

At no time preceding April 21, 2003 have we (or anyone on behalf of us) consulted with GRACE T. FAN, CPA, LLC, d/b/a ATA CAPS GROUP, on matters regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was the subject of a disagreement with Stan J. H. Lee, CPA, or a reportable event.

On June 17, 2003, we engaged Demetrius & Co., LLC, as our independent public accountants. Following this engagement, Demetrius & Co., LLC audited our financial statements for the years and periods as specified by Regulation
S-X in connection with our acquisition of Axiom Manufacturing Services Limited. Grace T. Fan, CPA, LLC, d/b/a ATA CPAs, Group was dismissed as our independent public accountants after the Board of Directors approved the appointment of a new independent auditor.

Grace T. Fan, CPA, LLC, d/b/a ATA CPAs, Group served as our independent public accountants for the period from April 19, 2003, to June 17, 2003, during which Grace T. Fan, CPA, LLC never prepared or issued a report on behalf of us.

During the period from April 19, 2003, to Grace T. Fan, CPA, LLC's dismissal on June 16, 2003, there were no disagreements between Grace T. Fan, CPA,
LLC and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Grace T. Fan, CPA, LLC would have caused Grace T. Fan, CPA, LLC to make reference to the matter of the disagreement(s) in connection with its reports. In addition, during the period from April 19, 2003 to June 17, 2003, the date of Grace T. Fan, CPA, LLC's dismissal, there were no reportable events as that term is described in Item 304(a)(1)(iv) of Regulation S-B.

At no time prior to June 17, 2003, did we (or anyone on behalf of us) consult with Demetrius & Co., LLC on matters regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was the subject of a disagreement with Grace T. Fan, CPA, LLC, or a reportable event, as defined in Item 304(a)(2) of Regulation S-B.


                      ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with those regulations, we file periodic reports, and other information with the Securities and Exchange Commission. Our reports and other information can be inspected and copied at the public reference facilities maintained by the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operations of the Public Reference Room by calling the SEC at (800) SEC-0330. Information also is available electronically on the Internet at http://www.sec.gov.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon oral or written request of such person, a copy of any or all documents which are incorporated by reference in this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written requests for such documents should be directed to Oxford Technologies, Inc., 80 Wall Street, Suite 818, New York, NY 10005. Telephone requests may be directed to us at
(212) 809-1200.

We intend to furnish our shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each year.




                       OXFORD TECHNOLOGIES, INC.

                    CONSOLIDATED FINANCIAL STATEMENTS





Independent Auditors' Report.....................................     F-1

Consolidated Balance Sheets as of December 31, 2003..............     F-2
Consolidated Statement of Operations for the Years Ended
  December 31, 2003 and 2002.....................................     F-3
Consolidated Statement of Changes in Stockholders' Equity
  for the Years Ended December 31, 2003 and 2002.................     F-4
Consolidated Statement of Cash Flows for the Years Ended
   December 31, 2003 and 2002....................................     F-5
Notes to Financial Statements as of December 31, 2003............     F-6

Consolidated Balance Sheets as of March 31, 2004.................     F-12
Consolidated Statement of Operations for the Three Months
  Ended March 31, 2004 and 2003..................................     F-13
Consolidated Statement of Cash Flows for the Three Months
  Ended March 31, 2004 and 2003..................................     F-14
Notes to Financial Statements as of March 31, 2004...............     F-15





                   INDEPENDENT AUDITORS' REPORT



Board of Directors and Stockholders
Oxford Technologies, Inc.

We have audited the accompanying consolidated balance sheet of Oxford Technologies, Inc. and its subsidiary at December 31, 2003 and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly in all material respects the financial position of Oxford Technologies, Inc. and its subsidiary, as of December 31, 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


/s/ Demetrius & Company, LLC
-----------------------------
DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
February 26, 2004





                        OXFORD TECHNOLOGIES, INC.

                       CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 2003

                               ASSETS

                                                                US $'000
Current assets:
 Cash and cash equivalents................................  $        301
 Accounts receivable, net of allowance for
  doubtful accounts of $ 3,000............................         5,853
Inventory.................................................         5,276
Other current assets......................................           362
                                                             -----------
  Total Current Assets....................................        11,792

Property and equipment, net of accumulated
  depreciation of $25,575.................................        15,429
                                                             -----------
                                                             $    27,221
                                                             ===========

                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable.........................................   $    6,354
 Notes payable, current portion...........................        1,941
 Taxes payable............................................          739
 Accrued and other expenses...............................          750
 Deferred income, current portion.........................          783
                                                            -----------
    Total Current Liabilities.............................       10,567

Long-term Liabilities:
 Deferred income, non-current portion.....................        2,623
 Notes payable, non-current portion.......................          346
                                                            -----------
    Total Long-term Liabilities...........................        2,969

Stockholders' Equity
 Preferred stock, 20,000,000 shares authorized,
  none share issued and outstanding.......................            -
 Common stock, 80,000,000 shares authorized,
  18,564,002 shares issued and outstanding................            2
 Additional paid in capital...............................       32,927
 Accumulated Other Comprehensive Loss.....................        1,764
 Accumulated Deficit......................................     (21,008)
                                                            -----------
     Total Shareholders' Equity...........................       13,685
                                                            -----------
                                                            $    27,221
                                                            ===========



     The accompanying notes are an integral part of the statements.




                         OXFORD TECHNOLOGIES, INC.

                   CONSOLIDATED STATEMENT OF OPERATIONS


                                                       Years Ended
                                                        December 31,
                                              -----------------------------
                                                  2003            2002
                                              ---------------  ------------
                                                 US $'000       US $'000

Sales....................................     $    20,421     $   13,095
Cost of Sales............................          20,950         15,655
                                              -----------     ----------
Gross Loss...............................           (528)        (2,560)

Operating Expenses
 Selling, general and administrative.....           2,288          2,995
                                              -----------     ----------

    Operating Loss.......................         (2,816)        (5,555)

Other Income and Expenses
 Rental income...........................            459             131
 Economic development grant..............            606             279
 Interest income.........................              1              33
 Interest expense........................          (103)            (58)
                                              ----------     -----------

     Net Loss............................     $  (1,852)      $  (5,170)
                                              ==========     ===========
Basic loss per common share..............     $   (0.10)      $   (0.40)
                                              ==========     ===========

Weighted average common shares...........     17,988,660      12,804,698
                                              ==========     ===========




      The accompanying notes are an integral part of the statements








                            OXFORD TECHNOLOGIES, INC.
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                               Common Stock                                       Accumulated Other Comprehensive
                              par value $.0001       Additional      Accumulated  Comprehensive       Income
                           Shares         Amount    Paid in Capital    Deficit        Income            (Loss)
                         ----------- -------------- --------------- -------------- --------------- -------------
                                          US$'000      US$'000         US$'000         US$'000       US$'000
Balance
 Dec. 31, 2001             10,450,002    $      1     $  16,637      $ (13,986)      $ (1,368)

Issuance of common stock    3,114,000           -         4,471

Additional paid-in capital
 Write-off of intercompany debt                         11,865

Comprehensive income (loss)
 Net loss                                                              (5,170)                    $  (5,170)
 Foreign currency translation adjustment                                                1,758          1,758
                                                                                                  ----------
   Total comprehensive income (loss)                                                              $  (3,412)
                                                                                                  ==========
                       -------------- ------------  ------------- --------------   ------------
Balance, Dec. 31, 2002    13,564,002   $        1    $   32,973     $  (19,156)    $       390
                          ==========   ===========   ===========  =============    ============
Comprehensive loss

 Common stock issued
   in acquisition         5,000,000             1
 Stock issuance costs                                      (46)
 Net loss                                                             (1,852)                     $ (1,852)
 Foreign currency translation adjustment                                                 1,374        1,374
                                                                                                  ---------
 Total comprehensive loss                                                                         $   (478)
                         ------------   ----------   ----------   -------------   --------------  =========
Balance, Dec. 31, 2003    18,564,002     $      2    $  32,927     $ (21,008)        $   1,764
                         ============   ==========   ==========   ============    =============


              The accompanying notes are an integral part of the statements





                        OXFORD TECHNOLOGIES, INC.
                  CONSOLIDATED STATEMENT OF CASH FLOWS

                                                    Years Ended
                                                    December 31,
                                              ----------------------------
                                                   2003           2002
                                              --------------- ------------
                                                 US $'000      US $'000

Cash Flows From Operating Activities:
 Net Loss...................................     $  (1,852)    $ (5,170)
 Adjustments to reconcile net income to net cash
  used in operating activities:
   Depreciation and amortization............         1,300        1,231
   Amortization of grant received...........         (606)        (279)
   Gain/loss from disposal of property,
     plant and machinery....................             -         (43)

 Changes in operating assets and liabilities:
  Accounts receivable........................      (2,135)      (1,771)
  Inventory..................................      (1,344)      (2,135)
  Other assets...............................           10          123
  Accounts payable...........................        2,866        2,359
  Taxes payable..............................          403          252
  Deferred income............................        (263)           99
  Accrued expenses and other payables........          523          (9)
                                                ----------   ----------
     Cash used in operating activities.......      (1,099)      (5,344)

Cash Flows From Investing Activities:
 Proceeds from sale of property and equipment            -           57
 Purchase of property and equipment..........        (244)        (701)
                                                ----------  -----------
     Cash used in investing activities.......        (244)        (644)

Cash Flows From Financing Activities:
 Proceeds from grants........................            -       3,863
 Costs of issuance of stock..................         (46)           -
 Repayment of loan from related parties......            -       1,762
 Proceeds from notes payable.................        1,514         608
                                                ----------   ---------
      Cash provided by financing activities..        1,468       6,233

Effect of exchange rate changes on cash
 and cash equivalents........................          128       (204)
                                                ----------   ---------

Increase in cash and cash equivalents........          254         41

Cash and Cash Equivalents, Beginning.........    $      47   $      6
                                                ==========   ========
Cash and Cash Equivalents, Ending............    $     301   $     47
                                                ==========   ========

Supplemental disclosure of cash flow information:
 Cash paid for interest......................    $      98   $     56
                                                ==========   ========



      The accompanying notes are an integral part of the statements





                         OXFORD TECHNOLOGIES, INC.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 2003 and 2002

NATURE OF OPERATIONS

Oxford Technologies, Inc. ("the Company") and its subsidiary, Axiom Manufacturing Services Limited ("Axiom") provide electronic manufacturing services (EMS) to third parties for telecommunication equipment, computers and related products, video/audio/entertainment products, industrial control equipment, testing and instrumentation products and medical devices. Axiom offers its customers comprehensive and integrated design and manufacturing services, from initial product design to volume production, direct order fulfillment and aftermarket support. The Company's customer base is primarily in the United Kingdom.

The Company was incorporated in the State of Delaware on March 8, 2002 as a blank check company. On February 12, 2003, the Company acquired 100% of the outstanding securities of Axiom ("the Merger") with the exchange and issuance of 13,564,002 shares of its common stock. Although Oxford is the legal survivor in the Merger and remains the registrant with the Securities and Exchange Commission, under generally accepted accounting principles in the United States, the Merger was accounted for as a reverse acquisition, whereby Axiom is considered the "Acquirer" of the Oxford for financial reporting purposes as its shareholders controlled more than 50% of the post transactions combined company. Among other matters, this requires Oxford to present all financial statements, prior historical financial and other information of Axiom, and requires a retroactive restatement of Axiom historical shareholders investment for the equivalent number of shares of common stock received in the Merger. Accordingly, the accompanying consolidated financial statements present the results of operations of Axiom for the year ended December 31, 2002 and reflect the acquisition of Oxford on February 12, 2003 under the purchase method of accounting. Subsequent to February 12, 2003, the operations of the Company reflect the combined operations of the former Oxford and Axiom.

Axiom's principal offices and manufacturing facilities are located in Technology Park, Newbridge, South Wales, United Kingdom. Axiom is the owner of the above-mentioned facilities.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation - The consolidated financial statements include the transactions of the Company and its subsidiary. All inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation - The local currency is the functional currency of the Company's operations in the United Kingdom. Results of operations and cash flows are translated at average exchange rates during the period while specific investing and financing activities are translated at rates in effect at the time of the cash inflow or outflow. Assets and liabilities are translated at end-of-period exchange rates. Translation adjustment is shown as a separate component of stockholders' equity. Foreign currency transaction gains or loss are included in the determination of net income.

Revenue Recognition - Sales revenues are generally recognized when the products are dispatched to the customers or services are rendered, net of provision for discounts, returns and allowance.

Cash Equivalents - The Company considers highly liquid instruments with original maturity of three months or less to be cash equivalents.

Accounts Receivables - Accounts receivables are stated at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts. The allowance is calculated based upon the evaluation and the level of past due accounts and the relationship with the economic status of our customers.

Inventories - Inventories are stated at the lower of cost or market. Cost has been determined using the first-in, first-out method.

Property, plant and Equipment - Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over estimated useful lives of various assets classes as follows:

    Buildings & building improvements         20 to 45 years
    Machinery & equipment                     5 to 10 years
    Fixtures & fittings                       3 to 8 years

Leasehold improvements are amortized over the estimated useful lives. Upon retirement or sale, the costs of the assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of income. Repairs and maintenance costs are expensed as incurred.

Income Taxes - Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company's principal subsidiary is subject to United Kingdom income taxes.

Fair Value of Financial Instruments - The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts receivable, accounts payable, accrued expenses, and long-term debt, approximate their fair values at December 31, 2003 and 2002.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of Accounts Receivable. As of December 31, 2003, the Company has three (3) customers accounting for 52% of the outstanding debtors balances. However, the Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with the collection of its Accounts Receivable.

Net Loss Per Common Share - Basic net loss per share of common stock is calculated by dividing the net loss by the weighted average number of shares of common stock outstanding during the period.

Advertising Costs - The Company expenses advertising costs when incurred.

Comprehensive Income - Net income for 2003 and 2002 is the same as comprehensive income defined pursuant to Statement of Financial Accounting Statement Accounting Standards No. 130, "Reporting Comprehensive Income."

Recent Accounting Pronouncements - On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and initiates an annual review for impairment. Identifiable intangible assets with determinable useful lives continue to be amortized.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability,
(3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS No. 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows.

In December 2002, the Financial Accounting Standards Board (FASB) issued
SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This Statement amends the transition alternatives for companies choosing to adopt the fair value method of accounting for compensation cost of options issued to employees and required additional disclosure on all stock-based compensation plans. The Company has adopted the disclosure provisions.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including indirect Guarantees of Indebtedness of Others." FIN No. 45 addresses the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and clarifies the need for a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the Interpretation were adopted by the Company for guarantees issued or modified after December 31, 2002. Adoption of FIN No. 45 did not have a material impact on the Company's financial statements.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses the requirements for business enterprises to consolidate related entities in which they are determined to be the primary economic beneficiary as a result of their variable economic interests. The adoption of FIN No. 46 on July 1, 2003 did not have an impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Company adopted SFAS No. 150 on July 1, 2003 and does not expect these Statements to materially impact the Company's financial statements.

2.  PROPERTY AND EQUIPMENT

Property, plant and equipment at December 31, 2003 consisted of the following:

                                             US $'000

   Building & building improvements        $   16,776
   Machinery & equipment                       17,886
   Fixtures & fittings                          6,342
                                           ----------
                                               41,004
   Less accumulated depreciation             (25,575)
                                           ----------
         Total                             $   15,429

Depreciation expense amounted to $1,300,000 and $1,231,000 for the years ended December 31, 2003 and 2002, respectively.

3.  INVENTORIES

Inventories at December 31, 2003 consisted of the following:

		                                 US $'000

   Components Parts                         $   4,905
   Finished Stocks                                371
                                            ---------
          Total                             $   5,276

4.   RELATED PARTY TRANSACTIONS

In April 2002, Great Admirer Limited, a Hong Kong company, acquired the Company's principal subsidiary from Aiwa Europe Limited.

Prior to the acquisition, Aiwa Europe Limited subscribed for an additional 3,114,000 shares of capital stock of subsidiary as consideration for the settlement of an inter-company debt in the amount of $4,471,000. Aiwa Europe Limited also waived an inter-company debt of $11,865,000 which was recorded as additional paid-in capital.

5.   LOAN PAYABLE

At December 31, 2003, the Company's credit facility with HSBC was composed of an invoice discounting facility and finance arrangement for asset lease. The invoice discounting facility bears an interest rate of 2% above the bank's base rate while bank loan is at 1.5% above the bank's base rate. The following is a breakdown of the loan payable as of December 31, 2003.

                                      US $'000        US $'000

                                  Current portion    Non-current
                                  ---------------   -------------
   Invoice discounting               $  1,715        $       -
   Bank loan                              146              145
   Finance lease agreements                80              201
                                   --------------   -------------
       Total                         $  1,941         $    346

The following is a schedule of future payments required under the loan payable:

                                       US $'000

        2004                         $   1,941
        2005                               145
        2006                               144
        2007                                57
                                     ----------
    Total                             $  2,287

6.   DEFERRED INCOME

In July 2002, the Company received a grant in aid of $3,863,000 from the Nation Assembly for Wales. This funding was made available to safeguard jobs following the decision by Aiwa Europe Limited to end the original equipment production. The National Assembly for Wales has been given security in the form of a first legal charge of the land and buildings at Technology Park, Newbridge and has the right to require repayment of part or all of the grants under certain circumstances. The Company has treated the grant in aid as deferred revenues and recognized a monthly amortization to reduce expenses based on the following allocation:

                Amortization   Allocation       Monthly
   Category       Months         Amount       Amortization
--------------- ------------- ------------  ----------------
					  US $'000         US $'000

 Staff                60       $   2,823          $    47
 Building            432       $   1,014          $     2
 Plant & machinery    84       $      26          $     1
                               ----------      ----------
       Total                   $   3,863          $    50
                               ==========      ==========

At December 31, 2003 and 2002, the Company has amortized the deferred income in the amount of $606,000 and $279,000, respectively.

7.  ADVERTISING EXPENSES

Advertising expenses for the years 2003 and 2002 were $80,767 and $187,820, respectively.

8.  INCOME TAXES

The components of the deferred tax asset (liabilities) based on United Kingdom rates as of December 31, 2003 are as follows:

Deferred tax asset:	                    US   $'000
                                            ----------

  Net operating loss carryforwards          $    6,302
  Valuation allowance                       $  (6,302)
                                            ----------
  Net deferred tax assets                   $    - 0 -

A trade loss incurred by the United Kingdom's subsidiary may be offset against future earnings. Under the United Kingdom corporate tax law, the loss may be carryforward indefinitely.

9.   RENTAL INCOME

The Company's subsidiary has leased certain of its space on annual basis for $219,494 per year. The original lease term was from July 1, 2002 through June 30, 2004. The leasee has opted to renew the lease to the period ended June 30, 2005.

The following is a schedule of future rental income:

	2004			$   219,494
	2005			    109,747
	                  -----------
	Total             $   329,241

10.  BENEFIT PLAN

The Company maintains a defined contribution pension plan for all its employees. The Company's contribution to the plan was $132,000 and $140,000 for the years 2003 and 2002, respectively.

11.  RECONCILIATION TO UNITED STATES GAAP

The financial statements of the Company's principal subsidiary have been prepared in accordance with United Kingdom GAAP which differs in certain significant respects from United States GAAP. The effects of the application of United States GAAP to net income and equity are set out in the tables below:

                                                       2003        2002
                                         Notes      US$'000      US$'000
-------------------------------------------------------------------------
Net income (loss) under United Kingdom GAAP         (1,527)        2,739

United States GAAP Adjustments:
Reversal of impairment write-offs         (a)             -        6,264
Reversal of impairment write back         (b)             -      (1,841)
Reversal of inter-company debts           (c)             -     (12,628)
Increase in building depreciation         (d)         (325)        (254)
Foreign currency translation adjustment   (e)             -          550
-------------------------------------------------------------------------
Net income reported under United States GAAP        ($1,852)    ($5,170)
                                                    ========    ========
(a) Reversal of impairment write-offs. Under United Kingdom GAAP, the valuation of building and building improvements was restated based on the fair market value as of the balance sheet date while United States GAAP requires the adoption of the historical cost. For the year ended December 31, 2002, the write-offs due to impairment loss in the amount of $6,264,000 were recorded under United Kingdom GAAP.

(b) Reversal of impairment write back: Under UK GAAP, the valuation of building and building improvements are restated based on the fair market value as of the balance sheet date while United States GAAP requires the adoption of the historical cost. For the year ended December 31, 2002, the impairment write back in the amount of $1,841,000 was recorded under United Kingdom GAAP.

(c) Reversal of write off of inter-company debts: Under United Kingdom GAAP, the write off of debt due to an affiliate was credited to the income account while United States GAAP requires the write off of inter-company debt be treated as additional paid in capital.

(d) Increase in building depreciation: The depreciation expense/allowance for building and building improvement was recomputed and recorded based on the historical cost under United States GAAP.

(e) Foreign currency translation adjustment: The foreign currency translation adjustment is resulted from application of different exchanges rates as results of operations are translated at average exchange rates while assets and liabilities are translated at end- of-period exchange rates.

The effects of the application of United States GAAP to assets and equity are set out in the tables below:

                                               Notes            US $'000
---------------------------------------------------------------------------
Property & Equipment, net under United Kingdom GAAP            $  10,431

United States GAAP Adjustments:

Reversal of impairment write-offs               (f)                6,264
Reversal of impairment write-back               (g)              (1,841)
Accumulated increase in building depreciation   (h)                (579)
Foreign currency translation adjustment         (i)                1,154
--------------------------------------------------------------------------
Property & equipment, net under United States GAAP             $  15,429
                                                               =========

(f) Reversal of impairment write-offs: Under United Kingdom GAAP, the valuation of building and building improvements was restated based upon fair market value as of the balance sheet date while United States GAAP requires the adoption of the historical cost. For the year ended December 31, 2003 and 2002, the write-offs due to impairment loss in the amount of $6,264,000 was recorded under United Kingdom GAAP.

(g) Reversal of impairment write back:   Under United Kingdom GAAP, the
    valuation of building and building improvements was restated based upon fair market value as of the balance sheet date while United States GAAP requires the adoption of the historical cost. For the year ended December 31, 2003 and 2002, the impairment write back in the amount of $1,841,000 was recorded under United Kingdom GAAP.

(h) Increase in building depreciation: The depreciation expense for building and building improvement was recomputed and recorded based on the historical cost under United States GAAP.

(i) Foreign currency translation adjustment: The foreign currency translation adjustment is resulted from application of different exchanges rates as results of operations are translated at average exchange rates while assets and liabilities are translated at end-of-period exchange rates.




                            OXFORD TECHNOLOGIES, INC.

                        CONSOLIDATED BALANCE SHEET

                                 ASSETS


                                                  March 31,      Dec. 31
                                                     2004         2003
                                                  Unaudited      Audited
                                                 -----------   -----------
                                                  US  $'000     US  $'000
Current assets:
 Cash and cash equivalents....................    $       -     $      301
 Accounts receivable, net of allowance for
  doubtful accounts of $ -0- and $ 3,000 as of
  March 31, 2004 and Dec. 31, 2003, respectively      5,704          5,853
Inventory.....................................        5,651          5,276
Other current assets..........................          753            362
                                                   --------     ----------
   Total Current Assets.......................       12,108         11,792

Property and equipment, net of accumulated
 depreciation of $26,641 and $25,575 as of
 March 31, 2004 and Dec. 31, 2003, respectively      15,679         15,429
                                                   --------     ----------
                                                   $ 27,787      $  27,221
                                                   ========     ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable............................      $  6,655       $  6,354
 Notes payable, current portion..............         2,501          1,941
 Taxes payable...............................           570            739
 Accrued expenses and other payable..........           290            750
 Deferred income, current portion............           684            783
                                                   --------      ---------
    Total Current Liabilities................        10,699         10,567

Long-term Liabilities:
 Deferred income, non-current portion........         2,534          2,623
 Notes payable, non-current portion..........           320            346
                                                   --------      ---------
     Total Long-term Liabilities.............         2,854          2,969

Stockholders' Equity
Preferred stock, 20,000,000 shares authorized,
 none share issued and outstanding...........             -              -
 Common stock, 80,000,000 shares authorized,
  18,564,002 shares issued and outstanding...             2              2
Additional paid in capital...................        32,927         32,927
Accumulated Other Comprehensive Loss.........         2,202          1,764
Accumulated Deficit..........................      (20,897)       (21,008)
                                                  ---------      ----------
     Total Shareholders' Equity..............        14,234         13,685
                                                  ---------      ----------
                                                  $  27,787      $  27,221
                                                  =========      ==========



      The accompanying notes are an integral part of the statements.




                          OXFORD TECHNOLOGIES, INC.

                    CONSOLIDATED STATEMENT OF OPERATIONS
                                (UNAUDITED)

                                                  Three-Month Period
                                                    Ended March 31,
                                             ------------------------------
                                                 2004             2003
                                             -------------  ---------------
                                               US $'000         US   $'000

Sales..................................      $     7,738        $    2,909
Cost of Sales..........................            6,770             3,792
                                             -----------        -----------
Gross Income (Loss)....................              968             (883)

Operating Expenses
 Restructuring cost....................              167                 -
 Selling, general and administrative...              929               202
                                             -----------        -----------
    Operating Loss.....................            (128)           (1,085)

Other Income and Expenses
 Rental income.........................              118                99
 Economic development grant............              171               149
 Interest expense......................             (42)              (16)
                                              ----------        ----------

Net Income (Loss)......................       $      119       $     (853)
                                              ==========       ===========
Basic loss per common share............       $     0.01       $    (0.05)
                                              ==========       ===========

Weighted average common shares.........       18,564,002        16,230,669
                                              ==========       ===========



      The accompanying notes are an integral part of the statements




                         OXFORD TECHNOLOGIES, INC.
                    CONSOLIDATED STATEMENT OF CASH FLOWS
                                 UNAUDITED


                                                    Three-Month Period
                                                      Ended March 31,
                                                 -----------------------
                                                     2004        2003
                                                 ------------ ----------
                                                   US $'000    US $'000


Cash Flows From Operating Activities:
 Net Loss..................................        $      119    $   (853)
 Adjustments to reconcile net income to net
  cash Used in operating activities:
   Depreciation and amortization...........               267          324
   Amortization of grant received..........             (171)        (149)

  Changes in operating assets and liabilities:
   Accounts receivable.....................               149          208
   Inventory...............................             (375)         (83)
   Other assets............................             (391)          196
   Accounts payable........................               301         (96)
   Taxes payable...........................             (169)        (150)
   Accrued expenses........................             (460)          231
   Deferred income.........................                 -        (321)
   Other payables..........................                 -          126
                                                    ---------    ---------
     Cash used in operating activities.....             (731)        (567)

Cash Flows From Investing Activities:
 Purchase of property and equipment........              (35)         (22)
                                                    ---------    ---------
     Cash used in investing activities.....              (35)         (22)

Cash Flows From Financing Activities:
 Proceeds from notes payable...............               534          637
                                                    ---------    ----------
      Cash provided by financing activities               534          637

Effect of exchange rate changes on
  cash and cash equivalents................              (69)           21
                                                    ---------    ---------

Increase in cash and cash equivalents......             (301)           69

Cash and Cash Equivalents, Beginning.......         $     301    $      47
                                                    =========    =========
Cash and Cash Equivalents, Ending..........         $       0    $     116
                                                    =========    =========



      The accompanying notes are an integral part of the statements




                       OXFORD TECHNOLOGIES, INC.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2004


NATURE OF OPERATIONS

Oxford Technologies, Inc. ("the Company") and its subsidiary, Axiom Manufacturing Services Limited ("Axiom") provide electronic manufacturing services (EMS) to third parties in the markets of telecommunication equipment, computers and related products, video/audio/entertainment products, industrial control equipment, testing and instrumentation products and medical devices. Axiom offers its customers comprehensive and integrated design and manufacturing services, from initial product design to volume production, direct order fulfillment and aftermarket support. The Company's customer base is primarily in the United Kingdom.

The Company was incorporated in the State of Delaware on March 8, 2002 as a blank check company. On February 12, 2003, the Company entered into a Share Exchange Agreement with Great Admirer Limited ("Great Admirer"), a
Hong Kong corporation. Pursuant to the agreement, the Company issued 13,564,002 shares of its common stock to Great Admirer in exchange for all issued and outstanding ordinary shares of Axiom, a wholly owned subsidiary, on a one-to-one basis. Prior to the exchange, the Company had 5,000,000 shares of common stock outstanding, while Axiom had 13,564,002 shares of ordinary shares outstanding. Upon consummation of the share exchange, the Company has an aggregate of 18,564,002 shares of common stock outstanding.
As a result of the acquisition, Axiom became the Company's wholly-owned subsidiary, and Great Admirer became the controlling shareholder of the Company. The acquisition was accounted for as a reverse merger in accordance with generally accepted accounting principles in the United States.

Axiom's principal offices and manufacturing facilities are located in Technology Park, Newbridge, South Wales, United Kingdom. Axiom is the owner of the above-mentioned facilities.

Axiom was incorporated in South Wales, United Kingdom on September 3, 1980 under the name of Aiwa (UK) Ltd. Axiom's name was changed to Axiom Manufacturing Services Limited on April 10, 2002.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States of America for full year financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and are of a normal, recurring nature. Operating results for the three-month periods ended March 31, 2004 and 2003 are not necessary indicative of the results they may be expected for the year ended December 31, 2004. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto that are included in the Company's annual report on Form 10-KSB for the fiscal period ended December 31, 2003.

Net Income (Loss) Per Common Share - Basic net income (loss) per share of common stock is calculated by dividing the net income (loss) by the weighted average number of shares of common stock outstanding during the period.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation - The functional currency of the Company's operations in UK is the British Pound Sterling. Results of operations and cash flows are translated at average exchange rates during the period while specific investing and financing activities are translated at rates in effect at the time of the cash inflow or outflow. Assets and liabilities are translated at end-of-period exchange rates. Translation adjustment is shown as a separate component of stockholders' equity. Foreign currency transaction gains or loss are included in the determination of net income.

Revenue Recognition - Sales revenues are generally recognized when the products are dispatched to the customers or services are rendered, net of provision for discounts, returns and allowance.

Cash Equivalents - The Company considers highly liquid instruments with original maturity of three months or less to be cash equivalents.

Inventories - Inventories are stated at the lower of cost or market. Cost has been determined using the first-in, first-out method.

Property, plant and Equipment - Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over estimated useful lives of various assets classes as follows:

        Buildings & building improvements       20 to 45 years
        Machinery & equipment                   5 to 10 years
        Fixtures & fittings                     3 to 8 years

Leasehold improvements are amortized over the estimated useful lives. Upon retirement or sale, the costs of the assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of income. Repairs and maintenance costs are expensed as incurred.

Income Taxes - Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Fair Value of Financial Instruments - The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts receivable, accounts payable, accrued expenses, and long-term debt, approximate their fair values at March 31, 2004 and December 31, 2003.

Advertising Costs - The Company expenses advertising costs when incurred.

Comprehensive Income - The Company's comprehensive income for the first quarter ended March 31, 2004 and 2003 includes foreign exchange translation gains.

Critical Accounting Policies - The Company considers the valuation of inventory and foreign currency translation as its significant accounting policies. Some of these policies require management to make estimates and assumptions that may affect the reported amounts in the Company's financial statements.

Recent Accounting Pronouncements - In January 2003, the FASB issued FIN
No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses the requirements for business enterprises to consolidate related entities in which they are determined to be the primary economic beneficiary as a result of their variable economic interests. The adoption of FIN No. 46 on July 1, 2003 did not have an impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Company adopted SFAS No. 150 on July 1, 2003 and does not expect these Statements to materially impact the Company's financial statements.

2.  DEFERRED INCOME

In July 2002, the Company received a grant in aid of $3,863,000 from the Nation Assembly for Wales. This funding was made available to safeguard jobs following the decision by Aiwa Europe Limited to end the original equipment production. The National Assembly for Wales has been given security in the form of a first legal charge of the land and buildings at Technology Park, Newbridge and has the right to require repayment of part or all of the grants under certain circumstances. Upon receipt of the grant funds, the Company recorded them as deferred revenues. Each month, the Company records revenue based on a predetermined formula.

4.  RECONCILIATION TO UNITED STATES GAAP

The Company's financial statements have been prepared in accordance with United Kingdom GAAP which differs in certain significant respects from U.S. GAAP. The effects of the application of U.S. GAAP to balance sheet are set out in the tables below:

                                                    3/31/2004   12/31/2003
                                        Notes         US$'000     US$'000
--------------------------------------------------------------------------
Property and Equipment,
  net under United Kingdom GAAP                        10,573      10,431

United States GAAP Adjustments:
Prior period GAAP adjustments            (a)              6,264     6,264
Reversal of impairment write back        (b)            (1,841)   (1,841)
Increase in building depreciation        (c)              (627)     (579)
Foreign currency translation adjustment  (d)              1,310     1,154
--------------------------------------------------------------------------
Property and Equipment, net under United States GAAP    $15,679   $15,429
                                                        =======   ========

(a) Prior period GAAP adjustments: The prior period GAAP adjustments represent adjustment made prior to the period ended March 31, 2004 and December 31, 2003 to comply with US GAAP.

(b) Reversal of impairment write-offs due to impairment loss: Under UK GAAP, the valuation of building and building improvements are restated based on the fair market value as of the balance sheet date while US GAAP requires the adoption of the historical cost. For the period ended December 31, 2002, the impairment write back in the amount of $1,841 was recorded under United Kingdom GAAP.

(c) Increase in building depreciation: The depreciation expense for building and building improvement was recalculated and recorded based on the historical cost under US GAAP.

(d) Foreign currency translation adjustment: The foreign currency translation adjustment is resulted from application of different exchanges rates as results of operations are translated at average exchange rates while assets and liabilities are translated at end- of-period exchange rates.


                                PART II


                  INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Certificate of Incorporation permits us to indemnify each person who is or was our director or officer to the fullest extent permitted by Delaware corporation law and any current or future legislation or judicial or administrative decision, against all fines, liabilities, costs and expenses, including attorney's fees, arising from claims against such persons in connection with their acting as our director or officer. We may maintain director and officer liability insurance, at our expense, to mitigate such exposure.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.


Item 25.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth expenses, incurred or expected to be incurred by us in connect with the issuance and distribution of the securities being registered by this prospectus. We have agreed to pay all the costs and expenses of this offering. Selling security holders will not pay any part of these expenses.

       SEC registration fee                $     660.49
       Accounting fees and expenses        $     32,000
       Legal fees and expenses             $     20,000
       Transfer agent fees                 $      1,200
       Federal tax                         $          0
       State tax and fees                  $          0
       Blue Sky expense		             $          0
       Printing and engraving              $      2,000
       Miscellaneous expenses              $      2,000
                                           ------------
                   Total                   $  57,860.49

All expenses are estimated except the SEC filing fee.



Item 26.       RECENT SALES OF UNREGISTERED SECURITIES

On March 8, 2002, we issued 5,000,000 shares of our common stock, valued at $500, to Waywood Investment Ltd. for services rendered in connection with our organization. The shares were issued under the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. We believe this exemption is available because no public offering was involved.

On February 12, 2003, we entered into a share exchange agreement with Great Admirer Ltd., pursuant to which we issued 13,564,002 shares of our common stock to Great Admirer in exchange for all issued and outstanding ordinary shares of Axiom Manufacturing Services Ltd. on a one-to-one basis. The shares were issued under the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. We believe this exemption is available because no public offering was involved. We have never utilized an underwriter for offerings of our securities.

On March 18, 2003, Great Admirer Ltd. distributed, out of the 13,564,002 shares, 213,000 shares of our common stock to 355 employees of its affiliated companies as incentive compensation. None of the above-mentioned persons are U.S. persons as defined in Regulation S under the Securities Act of 1933, as amended.


Item 27.                       EXHIBITS

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.


Item 28.                     UNDERTAKINGS

The registrant hereby undertakes:

(1) To file, during any period in which offers or sells securities, a post-effective amendment to this registration statement to:

     (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

     (ii) Reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) Include any additional or changed material information on the plan of distribution;

(2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(f) File a post-effective amendment to remove from registration any of the securities that remain unsold at end of the offering.



                                SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in Hong Kong, China, on July 19, 2004.

Oxford Technologies, Inc.



By : /s/ Jacinta Sit
------------------------
Jacinta Sit, President


In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on July 19, 2004.


          Signature                                Title

/s/ Jacinta Sit
------------------------
Jacinta Sit                     President (principal executive officer),
                                Chief Financial Officer (principal financial
                                officer and principal accounting officer)
                                and Director

/s/ Vivian Lee-Yu Lam
-----------------------
Vivian Lee-Yu Lam               Secretary and Director




                              EXHIBIT INDEX




EXHIBIT NO.                         TITLE
-----------  -------------------------------------------------------------
3.1 Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Company's registration statement on Form 10-SB, filed on June 10, 2002, Commission File No. 0-49854).

3.2          Bylaws of the Registrant (incorporated by reference to Exhibit
             3.2 to the Company's Registration Statement on Form 10-SB, filed on June 10, 2002, Commission File No. 0-49854).

4.1 Specimen Form of the Company's Stock Certificate (incorporated by reference to Exhibit 4 to the Company's Amendment No. 1 to the Registration Statement on Form 10-SB, filed on July 29, 2002, Commission File No. 0-49854).

5.1*         Opinion of Law Offices of William G. Hu, Esq.

10.1 Agreement with Waywood Investments Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form 10-SB, filed on June 10, 2002, Commission File No. 0-49854).

10.2 Shareholder Agreement (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form 10-SB, filed on June 10, 2002, Commission File No. 0-49854).

14.1 Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003).

21*          Subsidiaries of the Registrant

23.1*        Consent of William G. Hu, Esq., included in Exhibit 5.1.

23.2*        Consent of Demetrius & Co., LLC.
-------------

* Filed herewith.